Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: March 3, 2022

The following are the 2021 Preliminary Earnings Results of Rentokil Initial plc published on March 3, 2022:

2021 Preliminary Results

An excellent financial performance in 2021, with strong momentum in our core businesses and outstanding M&A Progressing our strategically compelling acquisition of Terminix Global Holdings, Inc.

Financial Results*	FY 2021	Growth
£m	AER	AER	CER
Ongoing Revenue	2,953.9	5.9%	9.8%
Adjusted/Ongoing Operating Profit	441.5	15.0%	19.5%
Adjusted profit before tax	416.5	17.3%	22.1%
Free Cash Flow	326.5
Adjusted EPS	18.07p	17.6%	22.4%

Statutory Results Revenue	2,956.6	5.5%
Operating Profit	346.5	17.9%
Profit before tax	325.1	41.5%
EPS	14.16p	41.2%
Dividend per share	6.39p	18.1%

2021 highlights (at CER unless otherwise stated)

●	9.8% growth in Ongoing Revenue– demonstrating strong momentum of our core businesses despite challenges presented by COVID-19 in a number of our markets. 5.5% growth in total Revenue to £2,956.6m at AER
●	Core businesses organic growth of 7.5% (excluding disinfection)
–	18.6% growth in Pest Control, +8.1% organic, broad-based momentum evident across all regions
–	8.2% growth in core Hygiene, +7.4% organic, aided by normalised levels of regular service provision
–	£117.8m revenues from disinfection (H1: £98.3m, H2: £19.5m), reflecting expected tapering during the year. Group organic growth including disinfection +3.2%
–	5.6% growth in Protect & Enhance, +4.9% organic, all four businesses (France Workwear, Ambius, UK Property Care and Dental Hygiene Services) returning to organic growth
●	19.5% growth in Ongoing Operating Profit, reflecting resumption of our high-quality service model, in addition to associated revenue and bad debt provision releases
●	17.3% increase in Adjusted profit before tax of £416.5m, statutory profit before tax up 41.5% to

£325.1m at AER

●	Excellent Free Cash Flow of £326.5m (107.3% cash conversion)
–	Customer collections remain strong, c.10% reduction in overall Group ledgers, notwithstanding the impact of revenue growth on billing
–	Overall cash and cash equivalents decreased by £295.0m as a result of our excellent M&A programme and resumption of dividends in 2021
●	Net debt to EBITDA ratio 1.96x (at 31 Dec), following spend on acquisitions and dividend payments
●	Continued roll-out of PestConnect – 58% increase in installed devices, totalling c.235,000 units in approximately 13,000 sites
●	Outstanding M&A delivery
–	52 acquisitions in 2021 – 48 Pest Control acquisitions and four in Hygiene & Wellbeing in 25 countries, including 17 in North America
–	Total annualised revenues in the year prior to purchase of £146.6m for businesses acquired in 2021
–	Actual cash spend in 2021 for current and prior year acquisitions of £463.1m
–	Total consideration for acquisitions in 2021 of £495.5m
–	Strong acquisition pipeline in place for 2022; anticipated spend on M&A (not including the acquisition of Terminix) of around £250m
●	Progressing the strategically compelling acquisition of Terminix Global Holdings, Inc.
–	Significantly increasing our scale and density, and enhancing our position in the US, the world’s largest pest control market

–	Transaction expected to be mid-teens percent accretive to the Company’s earnings per share in the first full year post completion and, including at least $150m of net cost synergies, returns expected to exceed our cost of capital by the third full year following completion
–	Excellent response from customers and colleagues to announcement. Joint integration plan now in development. Expected to complete in H2, subject to regulatory approval and satisfaction of closing conditions
●	Recommended final dividend of 4.30p, to bring total dividend for 2021 to 6.39p, an increase of 18.1%

Andy Ransom, CEO of Rentokil Initial plc, said:

“In 2021 we delivered an excellent performance in revenue, profit and cash, underlining the strength in our core businesses and markets. Pest Control had a particularly strong year, with organic growth of 8.1% reflecting further progress in the execution of our innovation and technology strategy. Our proprietary, next generation pest control innovations continue to differentiate Rentokil and set new standards of performance in support of our customers. Our pipeline of innovations remains strong with over 50 projects underway. We are also very pleased with the performance of our Hygiene business, which showed particularly encouraging organic growth momentum of 7.4%.

“We have had an outstanding year for M&A in 2021 and have acquired 52 high quality businesses in 25 countries

– including 17 deals in our key North America market. Our total cash consideration for acquisitions this year amounts to £463.1m, in line with our up-weighted guidance given at the interim results in July.

“In December we announced the acquisition of Terminix, which will deliver multiple density-building opportunities in North America as well as cost synergies of at least $150m. We have made a good start with the development of our integration plan and the initial US antitrust regulatory process is underway.

“2021 has been an outstanding year. We have demonstrated the core strength of our businesses, growing revenue, profit and cash ahead of our new medium-term growth targets. We have entered into a transaction with compelling strategic logic which will make us the number one player in North America, the world’s largest pest control market, whilst delivering substantial value creation for shareholders. The last two years have been challenging, but we have proved that we can both adapt and grow the business. With the worst of the pandemic hopefully behind us, and by building further on the momentum of 2021 in our core businesses, we are confident of delivering further good progress in the year ahead.”

Enquiries:

Investors / Analysts:	Katharine Rycroft	Rentokil Initial plc	07811 270734
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199
	Richard Mountain	FTI Consulting	07909 684466

A presentation for investors and analysts will be held on Thursday 3 March 2022 at 9.15am in the Sidney Suite Conference Room, 1st Floor, The Leonardo Royal London Tower Bridge Hotel, 45 Prescot Street, London E1 8GP. This will be available via a live audio web cast at www.rentokil-initial.com.

*Non-GAAP measures

This statement includes certain financial performance measures which are not GAAP measures as defined under International Financial Reporting Standards (IFRS). These include Ongoing Revenue, Ongoing Operating Profit, Adjusted profit before tax and Free Cash Flow. Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. Ongoing Revenue and Ongoing Operating Profit represent the performance of the continuing operations of the Group (including acquisitions) after removing the effect of disposed or closed businesses, and enable the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Ongoing Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. Ongoing Revenue and Ongoing Operating Profit are presented at CER unless otherwise stated. An explanation of the measures used along with reconciliation to the nearest IFRS measures is provided in Note 21 on page 35.

Joint ventures: the term ‘joint venture’ is used to describe the Company’s 57% ownership of Rentokil PCI, however our interest in PCI has been consolidated in our Financial Statements.

Unless otherwise stated: financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2021 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2021 (prepared in accordance with US GAAP).

All Terminix financial information in this announcement is presented following US GAAP and may be different in the Circular and Prospectus, which will be prepared under IFRS and Rentokil Initial’s accounting policies.

The unaudited combined pro forma financial information is based on Rentokil Initial’s IFRS audited results for the twelve months ended 31 December 2021 and Terminix’s US GAAP audited results for the twelve months ended 31 December 2021 and may be different in the Circular and Prospectus, which will be based on reconciled Terminix financial information prepared under IFRS and Rentokil Initial’s accounting policies. The unaudited combined pro forma financial information is for information purposes only and is not intended to represent or be indicative of Rentokil Initial’s or Terminix’s financial position or results of operations that Rentokil Initial or Terminix would have reported had the pro forma adjustments not been made and is not necessarily indicative of Rentokil Initial’s or Terminix’s future financial position or results of operations.

Summary of financial performance (at CER)

Revenue

The Group delivered an excellent revenue performance in 2021, demonstrating strong momentum in our core businesses during the year. Ongoing Revenue rose 9.8% to £3,063.5m, up 3.2% organic. Total revenue grew by 5.5% to £2,956.6m at AER (up 9.4% at CER). Excluding disinfection services, Organic growth in our core business was 7.5%, in excess of our recently up-weighted organic growth guidance of 4% to 5%. Our North America and

UK & Rest of World regions delivered double-digit revenue growth in 2021 (up 14.2% and 10.8% respectively), aided by more favourable market conditions, as COVID-19 related impacts on these markets eased and despite the significantly reduced contribution from disinfection services. Our Pacific operations have also recovered well, with revenue growth of 8.7% despite intermittent lockdowns in Australia and New Zealand impacting performance in H2. Revenue growth in Europe and Asia (at 3.9% and 5.0% respectively), while returning to year-on-year growth, was also impacted to some extent by reintroduced lockdowns in a number of countries.

Pest Control delivered a very strong performance overall during the year, with Ongoing Revenue growth of 18.6% to £2,020m (8.1% organic) aided by an excellent performance from our North America business, slightly offset by weaker performances from our Australia, New Zealand, Malaysia and Indonesia operations which were materially impacted by lockdowns in H2. Despite some labour shortages in H2, due to a number of colleagues either off work with COVID-19 or self-isolating, our Pest Control business in North America was our best performing region, growing revenues by 24.3%, 8.9% organic. Ongoing Revenue in our Growth and Emerging markets grew by 19.2% and 14.5% respectively.

Our core Hygiene business, excluding disinfection, delivered an 8.2% increase in Ongoing Revenue to £555.6m (7.4% organic), reflecting good performances in the UK, Europe and Latin America. Overall Hygiene revenue declined by 8.4% to £673.4m, reflecting the anticipated tapering of disinfection services, which reduced by

£103.6m to £117.8m. As with Pest Control, however, our operations in Australia, New Zealand, Indonesia and Malaysia were held back by significant challenges associated with ongoing lockdowns.

The rapid deployment of disinfection services across 60 countries enabled the Company to generate £221.4m of revenues in the prior year. Customers who used our services (such as offices, shops, schools, airports, emergency vehicles and public transport) did so typically to remain open during lockdown conditions. As lockdown conditions generally eased around the world and our core services returned, customer requirements for emergency disinfection services significantly decreased, and therefore revenue from disinfection services has tapered in line with our expectations to £117.8m (H1: £98.3m, H2: £19.5m), a decline of £103.6m on 2020. We anticipate disinfection revenues in 2022 of around £10m to £20m, as services further unwind.

Ongoing Revenue in our Protect & Enhance category rose 5.6% to £365.6m (4.9% organic), with all four businesses (France Workwear, Ambius, UK Property Care and Dental Waste Services) returning to organic growth. Revenue at actual exchange rates grew by 2.8% to £355.9m. In France, lockdowns began to ease in May with fewer restrictions on restaurant operations and as a result, we have seen an improving performance from our Workwear business. While this is encouraging, as-used volumes (where the customer only pays for specific garments laundered) are still behind pre-COVID-19 levels, impacted by ongoing temporary customer suspensions in H1 and reduced tourism in France in H2.

Profit

Ongoing Operating Profit rose by 19.5% to £458.7m (£441.5m at AER), reflecting revenue growth across all major reporting countries, regions and categories and the execution of our high service and innovation and technology strategy. This resulted in a 120 basis points increase in Net Operating Margins to 15.0%. Ongoing Operating Profit includes restructuring costs of £10.2m at CER (2020: £13.2m), which consisted mainly of costs in respect of initiatives focused on our North America transformation programme, together with integration costs of smaller acquisitions. During 2021, the return of our core service provision allowed us to fully resume our high-quality service model. As part of this, we have been able to catch up on service, debt and customer satisfaction issues that had arisen during the early onset of the pandemic in 2020, resulting in the release of £20.0m of revenue provisions and £12.0m of bad debt provisions taken in 2020, and contributing a 100 basis points improvement to Net Operating Margins.

Adjusted profit before tax (at AER) of £416.5m (£433.6 m at CER), which excludes the impact of one-off items (set out below), increased by 17.3% and reflects growth in all regions and categories. Adjusted profit before tax includes a £3.9m benefit from IAS29 hyperinflation indexation from our newly acquired Boecker subsidiary in Lebanon. Adjusted interest of £33.1m at actual exchange rates was £4.0m lower than in the prior year, due to the pay down of the €350m bond which matured in October 2021 but was paid in July 2021.

One-off items (operating) of £21.3m includes £13.8m of acquisition and integration costs and £6.0m of professional fees relating to the Terminix transaction.

Statutory profit before income tax from continuing operations at AER was £325.1m, an increase of 41.5% (2020:

£95.3m) on the prior year. In addition to the margin improvements described above, the Group also received the benefit of year-on-year gains in net finance costs due to the non-repeat of the £28.4m cost of closing out an interest derivative linked to US interest rates, and other fair value losses of £9.5m in 2020.

Cash (at AER)

The Company generated Free Cash Flow of £326.5m in 2021, representing Free Cash Flow Conversion of 107.3%, well ahead of our target of 90%. The increase was principally driven by a £57.5m increase in Adjusted Operating Profit offset by higher capex and one-off items. Cash spend on current and prior year acquisitions in 2021 totalled £463.1m, which contributed to the net decrease in cash and cash equivalents of £295.0m.

We have continued to maintain a tight focus on working capital management and have made significant progress in unwinding the increased ledgers that resulted from the pandemic. Group ledgers at the end of 2021 were c.10% lower than December 2020, despite organic and M&A revenue growth.

M&A

We have delivered further excellent execution of M&A in 2021, acquiring 52 new businesses in Pest Control, Hygiene and Protect & Enhance (Ambius). While competition for high quality assets in North America has continued, the region still presents good opportunities to build density and we have added 17 new businesses during the period. In addition to acquisitions in Canada and the US, we have also made good progress in broadening our geographic presence with pest control and hygiene purchases (including joint venture interests)

in Australia, Brazil, Canada, Chile, China, Colombia, France, Jordan, Italy, Kuwait, Lebanon, Lithuania, Mexico, Nigeria, Norway, Poland, Qatar, Saudi Arabia, Singapore, Spain, Sweden, Switzerland, Taiwan and UAE.

In July, we announced we had entered into a transaction with a leading independent pest control provider in the Middle East, Boecker World Holding SAL, operating (including with joint venture partners and associates) across the UAE, Saudi Arabia, Jordan, Kuwait, Lebanon, Nigeria and Qatar. The business, which generated revenues of c.£37m in the year prior to purchase, is a leader in B2B environmental health services including Pest Management, Food Safety and Germ Control services and products, and employs c.1,100 colleagues. The transaction doubles the scale of our operations in the Middle East, where we are already the market leader in pest control. The business has performed well since acquisition and integration is proceeding in line with our expectations, with the Lebanon management team responding proactively to the country’s hyperinflationary challenges by addressing pricing, colleague issues and customer relationships to deliver ongoing profitability and sensible cash management actions.

In February 2022, we conducted our most recent half-yearly review of post-investment performance, reviewing 48 acquisitions made between 1 April 2019 and 30 September 2020 and covering £318m of consideration. We are pleased with performance, with deals delivering revenue and EBITA ahead of our expectations and aggregate returns also ahead of our required IRR hurdle rates.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and with an increased focus on Hygiene & Wellbeing, to build density in existing markets, pursue acquisitions in new markets and the major Cities of the Future, and seek medium-sized transactions. Our pipeline of prospects remains strong, and we anticipate expenditure on M&A in 2022 of around £250m (excluding the acquisition of Terminix).

Acquisition of Terminix Global Holdings, Inc.

On 14 December 2021, we announced that Rentokil Initial plc and Terminix Global Holdings, Inc. (“Terminix”) had entered into a definitive agreement under which Rentokil Initial will acquire Terminix for stock and cash (the “Transaction”). The Transaction will bring together two complementary businesses (the “Combined Group”) to create the global leader in both Pest Control and Hygiene & Wellbeing, and the leader in the pest control business in North America, the world’s largest pest control market.

The Transaction will combine two leading brands with a long cultural heritage, outstanding talent and strong focus on people, customers and ESG. Upon completion, the Combined Group will have c.57,700 colleagues serving c.4.9m customers around the world from 790 locations. The enlarged business will have a strong platform for growth, particularly in North America, and an attractive financial profile to support future growth, including through acquisitions and continued investment in innovation and technology. For the year ended 31 December 2021, the Combined Group’s illustrative revenue would have amounted to US$6.0bn¹ (£4.5bn), with EBITDA of US$1.3bn (£1.0bn) and Free Cash Flow of US$0.7bn (£0.5bn).

The Transaction is expected to create significant value, enhance long-term growth potential, be highly cash generative and present a compelling industrial logic, supported by:

●	increased scale and leadership in the global pest control market;
●	substantially increased scale in North America, providing an enlarged platform for profitable growth;
●	a complementary and synergistic portfolio combination; and
●	an attractive financial profile.

The Transaction is expected to generate material annual pre-tax net cost synergies of at least US$150m (£113m) by the third full year post completion. Run rate synergies are expected to accumulate c.30%, c.80% and 100% in the first, second and third 12-month periods respectively, post completion. In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion. The Transaction is expected to be mid-teens percent accretive2 to Rentokil Initial’s earnings per share in the first full year post completion and, including at least $150m of net cost synergies, returns expected to exceed the Company’s cost of capital by the third full year following completion.

We believe the transaction has compelling industrial and financial logic and the response from colleagues and customers in both companies has been excellent. Good progress has been made to date with preparation and planning:

●	The Rentokil Initial management team visited the Terminix HQ in January as part of the planning and communication process.
●	The regulatory process in the US is fully underway with the initial review period due to expire in March.
●	A governance structure for integration planning is in place with excellent working relationships established between the two companies. This includes the Integration Management Office, North America Integration Steering Committee, Rentokil Global Steering Committee and Integration Investment Committee, which are all in place.
●	We have appointed a specialist third party to support the integration planning process.
●	We have a structured ‘planning the plan’ process in place focused on 15 areas including the operational model, sales and marketing, HR, Finance and IT. Standalone projects include procurement, fleet and property. Good progress in all workstreams and projects.
●	The first joint meetings have been held by IT and HR to support building the plan in order to deliver the Best of Breed approach – and have underlined the positive shared culture.

●	There is significant focus on planning the cost and efficiency synergy levers such as procurement and property.
●	A major project to update our historical IFRS audited financials to be US PCAOB compliant is underway.
●	Revenue synergy opportunities, such as colleague retention, customer retention, innovation and digital, have not been included at this stage.

Overall, we remain on track to close the transaction in the second half of 2022, subject to satisfaction of closing conditions and regulatory approval.

1. GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group financials. Illustrative combined financials have been calculated using Terminix’s financial results in accordance with US GAAP and Rentokil Initial’s results in accordance with IFRS. The unaudited combined pro forma financial information is for information purposes only and is not intended to represent or be indicative of Rentokil Initial’s or Terminix’s financial position or results of operations that Rentokil Initial or Terminix would have reported had the pro forma adjustments not been made and is not necessarily indicative of Rentokil Initial’s or Terminix’s future financial position or results of operations.

2. Earnings accretion is not a profit forecast.

REGIONAL PERFORMANCE REVIEW

North America – Organic Revenue growth (ex. disinfection) 8.9%, total Organic Revenue growth 1.6%

North America was our best performing region in 2021, with revenue growth driven by broad-based momentum in all businesses and an incremental return to more normalised trading patterns.

We have seen good growth in our residential Pest Control portfolio (which represents 36% of our North America Pest Control business), from both 2020 and 2021 acquisitions and continued marketing and sales focus. Residential revenues grew by 31% in 2021, aided by a continuation of the work from home business environment. Our acquisition of Environmental Pest Service, which completed on 1 January 2021, has performed strongly and we are benefiting from the business’s residential concentration in three important markets – Florida, Georgia and North Carolina.

Our commercial Pest Control business (64% of our Pest Control business) grew by 21% in 2021, aided by good volumes of work broadly across most markets, and we are also seeing improvements in bird and mosquito work. We anticipate continued improvement in the Hospitality sector as restrictions are expected to ease further in 2022. Our distribution business performed strongly throughout the year and reflects the general market recovery of the pest services sector and the continued high demand for lawn, golf and turf products.

As outlined in our interim statement in July, revenues in H1 were supported (primarily in Q1) by ongoing disinfection sales and, as expected, these significantly tapered throughout the remainder of the year as COVID-19 related market conditions improved. Sales from disinfection amounted to £67.0m in 2021 (2020: £142.5m). Hygiene sales focus is now directed primarily towards air disinfection, including our VIRUSKILLER™ product. Our overall performance in 2021 has also been positively impacted by the recovery of our other commercial businesses: Brand Standards (which was significantly impacted in 2020 by temporary customer closures in the quick serve restaurant sector) returned to more regular trading with c.95% of customers by the end of the year and our Ambius operations returned to pre-pandemic trading levels, delivering growth of 8.5% on the prior year.

Ongoing Revenue in North America grew by 14.2% to £1,375.0m (1.6% organic). Revenues from total Pest Control (including Distribution and Lake Management) increased by 24.3% to £1,224.4m (8.9% organic), with Pest Services revenue increasing by 22.3% and reflecting good demand from both Commercial and Residential customers. Total revenues from disinfection in 2021 amounted to £67.0m (H1: £64.3m, H2: £2.7m). Ongoing Operating Profit growth of 8.7% to £230.2m reflects the significantly lower contribution from disinfection services. We acquired 17 businesses in 2021 with combined annualised revenues of c.£72m in the year prior to purchase.

We continue to make progress towards our 18% margin target in North America with a 16.7% margin delivery for the full year. This is a result of the continued incremental return to more normal levels of growth from our core North American operations as described above, together with ongoing cost initiatives and the benefits from our IT enabled Best of Breed programme. The margin benefitted by 20 basis points from a change in revenue recognition policy in our Target distribution business. We remain on track to achieve our 18% margin target by the end of 2022.

Our IT re-platforming programme progressed well in 2021. We have now successfully migrated our West, Central, Northeast and Southeast operating regions from their respective legacy platforms to our new service planning and customer management system. The consolidation to one operating platform will enable significant improvement in process standardisation, as well as the deployment of our digital products in sales productivity and pricing, field service and scheduling optimisation, and an enhanced customer service experience.

North America has experienced some inflationary pressures on its cost base throughout the year but has substantially passed these increases on through efficiencies and annual price increases (APIs) to customers, in line with normal policy. The region has seen little change to customer termination rates, which remain within normal ranges and in line with 2019. Although we are seeing signs in the US economy of wage pressures, this has not had a broad impact on wages across our operations. North America overall colleague retention has trended down by c.5%, as new employees who joined the business at the height of the pandemic in 2020 have left to seek alternative employment as other sectors recovered, but remains above 80%. While overall ‘time to fill’ vacancy rates for 2021 reduced by c.3 days on 2020, they trended upwards in H2 reflecting a highly competitive labour market in certain cities. A more targeted recruitment approach (by market, capacity and vacancy percentage) and continued success with virtual hiring events are yielding results and will help us navigate the challenges of the North American labour market.

Europe – Organic Revenue growth (ex. disinfection) 4.8%, total Organic Revenue growth 2.0%

Our Europe region has continued to experience disruption from lockdowns and intermittent restrictions throughout 2021. Despite these challenges our core categories have performed well, with Pest Control largely back to normal and experiencing good growth, and with Hygiene and France Workwear recovering well. Throughout the year, we have seen the number of customers who have either remained closed reducing from c.10% in H1 to less than 1% in H2, with trading in most countries returning to more normal levels. While we continue to experience some interruptions from restrictions imposed during the fourth and fifth waves of the virus (notably the recent lockdown in the Netherlands), the impact is more on COVID-19 infections in employees, affecting colleague availability rather than on customer closures.

Ongoing Revenue Growth in Pest Control grew by 11.8% in 2021, impacted by continued lockdowns across parts of Europe and Latin America and poor weather in Europe in Q2 and Q3 which delayed the emergence of pests such as wasps and mosquitoes.

Our Hygiene operations (excluding disinfection) grew by 4.4% in 2021 with most growth generated in H1 as we lapped the impact from lockdowns in H1 2020. Sales campaigns during the year have focused on customers returning to work, school and venues and we have also expanded our product and service range to include air hygiene. Full recovery of our Hygiene operations remains dependent on employee return to the office and higher tourism, particularly in southern Europe.

As expected, revenue from disinfection services in 2021 tapered significantly throughout 2021, with a small run rate of disinfection work in the region due to end in Q1 2022.

Lockdowns began to ease in H2 across all markets resulting in an improving performance from our France Workwear business, which grew by 1.9% in 2021, but which was nevertheless impacted by temporary customer suspensions of c.3.4% throughout the year. By the end of the year, suspensions had fallen to near zero. The pandemic has had different impacts on our France Workwear operations, with Cleanrooms growing by 13%, Garments back to 2019 levels and Flat Linen remaining some 32% behind 2019. Revenue has also been affected (to a much lesser extent) by a small fire in a flat linen laundry in Les Clayes (in the western suburbs of Paris) with no impact on overall profit as damages have been fully covered by insurance.

Regional Ongoing Revenue, excluding disinfection, grew by 6.9% in 2021 to £721.9m (4.8% organic). Including disinfection, growth was 3.9%, 2.0% organic. Ongoing Operating Profit grew by 9.9% to £144.0m, reflecting 13.9% growth in France and 41.2% improvement in southern Europe and 30.9% growth in Latin America. Net Operating Margins for the Europe region increased by 100 basis points to 19.2%. The region acquired 12 businesses in 2021- seven in Europe and five in Latin America – with annualised revenues of c.£29m in the year prior to purchase.

We have not seen any evidence of increased customer insolvencies across Europe and Latin America in 2021, which still remain at lower rates than in 2019. We continue to monitor this situation as government support programmes have come to an end in Q4 2021 and Q1 2022. We are experiencing higher cost inflation than in previous years, mainly in fuel, paper products and emerging pressure from inflation on wage rates. We are nevertheless continuing to pass on APIs in line with normal pricing policy to our Pest Control and Workwear customers, while Hygiene has lagged a little due to variable demand for consumables which are often included within a Hygiene contract. Sales and service colleague retention rates continue to be very high across the region at mid-90% levels, with both service and sales colleagues trending slightly ahead of 2019.

UK & Rest of World – Organic Revenue growth (ex. disinfection) 10.7%, total Organic Revenue growth 7.7%

Trading conditions in our UK businesses, which were impacted by lockdowns in Q1, improved significantly from the second quarter and into H2 as a result of continued progress with the UK’s vaccination programme and subsequent easing of restrictions. Recovery of our Irish operations is behind the UK, reflecting continuing government restrictions, however the trajectory of improvement is similar to that experienced in the UK, albeit at an earlier stage. In the Rest of World region, our Nordic, Sub-Saharan Africa and MENAT regions delivered robust performances despite ongoing pandemic related challenges, while our Caribbean businesses continue to be negatively impacted by dampened tourist demand. Despite ongoing macro-economic challenges in Lebanon, the Boecker business, acquired in August, is performing well, with integration proceeding to plan.

A number of key actions undertaken in 2020 have aided performance in the UK this year. These include accelerating the pace of our service differentiation, innovation and digital marketing programmes and implementing a number of significant technology-enabled business and cost programmes. Building on last year’s success, roll- out of our PestConnect product and service has continued at pace during 2021 as we install more units across more customer sites in the UK. Our digital Connect strategy now covers around 11% of the UK portfolio.

Our UK Hygiene businesses performed strongly throughout the year, achieving record levels of revenue growth in our Medical operations (up £21.3m) and record levels of profitability in our Washroom Hygiene business (up £24.2m), driven by strong organic performances and the full year performance of the integrated Cannon Hygiene business.

Our Ambius business performed well, growing contract portfolio strongly in H2 as the challenge to make offices spaces suitably appealing for employee return stimulated demand for our products and services. UK Property Care also performed well, with revenues benefiting from strong domestic customer demand in the UK residential housing market and signs of recovery in the commercial property market, and with profits enhanced by a number of systems, process, productivity and pricing initiatives implemented in 2020.

Ongoing Revenue for the UK & ROW region increased by 10.8% to £488.0m (7.7% organic), with UK and Ireland Pest Control and Hygiene (excluding disinfection) growing by 6.2% and 19.6% respectively, and ROW Pest Control and Hygiene operations (excluding disinfection) growing by 19.1% and 7.5% respectively. Regional Ongoing Operating Profit increased by 48.2% to £121.2m in 2021, reflecting stronger trading and also supported by the release of £14m of provisions for bad debt and revenue as a result of further improvement in service and cash collections as it emerges from the pandemic. Net Operating Margins rose by 620 basis points to 24.8%, 220 basis points of which can be attributed to the provisions releases described above. The Region continues to be very acquisitive, with nine M&A transactions completed in the year, with combined annualised revenues of c.£49m.

Regional cash performance has been strong in 2021, with debtor days outstanding now at pre-pandemic levels and with no significant escalation in bad debt or customer insolvencies. Customer reviews of our UK businesses on Trustpilot.com have returned to pre-pandemic “world class” levels and customer retention reached a record high of 88.5% in H2 2021. In the UK, we have seen some inflationary increases on both wages and certain products, both of which have been largely mitigated through service restructures and customer price increases. The UK employment market rebounded strongly in Q2, creating a competitive employment environment. However the strength and diversity of our recruitment model, together with our well-established award-winning internal training model, has enabled the UK business to hire ahead of attrition, with service levels above pre-COVID-19 levels.

Asia – Organic Revenue growth (ex. disinfection) 4.1%, total Organic Revenue growth 4.7%

Our Asia region has delivered an improving performance in 2021 but real recovery has been held back by difficult trading conditions in Malaysia, Indonesia, Vietnam and Thailand as a result of very restrictive lockdowns from late Q2 and into Q3. With fewer restrictions and a higher vaccination rate, China has performed considerably better, delivering revenue growth of 18.2%.

Both Pest Control and Hygiene continued to feel the impact of the ongoing pandemic and lockdowns in 2021, with temporary customer suspensions peaking at 7.9% in August but falling to 2.8% by the year end, as our markets recovered and our ability to service customers improved. Emergency disinfection services were broadly similar in H1 and H2, providing a hedge to disruption of regular core service provision. Following the launch of VIRUSKILLER™ in H1, the region has made good progress with its air hygiene service offering, generating £1.6m in revenues in Malaysia, Hong Kong, Singapore and Indonesia.

Regional Ongoing Revenue rose by 5.0% to £254.0m (4.7% organic). Ongoing Operating Profit was flat on 2020 at £26.8m, reflecting the impact of a £2.0m reduction in government support provided across Asia markets in the second half. Net Operating Margins for the Asia region declined by 50 basis points to 10.6%. Asia acquired five pest control businesses during the year with annualised revenues in the year prior to purchase of c.£3.0m.

Annual price increases have been achievable for those customers who are trading well although more difficult to pass through for customers who are still facing challenging conditions from the COVID-19 crisis. The region has seen some impact of bad debts and customer insolvencies in Indonesia with an associated impact on profit of

£1.3m. Colleague retention has remained high, with retention at 87%. Both service colleague retention and sales colleague retention continue to trend ahead of pre-COVID 2019 levels.

Pacific – Organic Revenue growth (ex. disinfection) 6.7%, total Organic Revenue growth 6.3%

Our core businesses in the Pacific have delivered a much improved performance in 2021, despite intermittent lockdowns in both Australia and New Zealand impacting revenue, primarily in New Zealand which has maintained a suppression strategy towards the COVID-19 pandemic. Our Australian operations have been more robust, reflecting the easing of government restrictions despite the arrival of the Omicron variant in November.

Demand for Pest Control services has been strong throughout the year, particularly in commercial pest control and with bird control work buoyant. Residential work in the second half was slightly weaker than in H1, reflecting customers deferring treatments during periods of lockdown. In Hygiene, core service provision is recovering well, although H2 saw some weakening in service levels due to temporary site closures. Portfolio growth has been strong, however, with customers responding positively to our relaunched air hygiene proposition (a major source of growth) and our hand sanitiser portfolio has largely been maintained. Our Ambius business performed well in 2021, particularly in H2, with portfolio growth above 10% as businesses began to prepare for a return to offices.

Ongoing Revenue in the Pacific grew by 8.7% to £192.8m (6.3% organic), with growth in Pest Control of 10.3%, Hygiene (excluding disinfection) growth of 8.7% and Ambius growth of 4.0%. Regional Ongoing Operating Profit grew by 9.9% to £38.0m and Net Operating Margins rose by 20 basis points to 19.7%. The region acquired six small Pest Control businesses and three Hygiene businesses in 2021 with annualised revenues in the year prior to purchase of c.£7.0m.

As with our other regions, bad debt from suspended portfolio customers has been minimal to date, with no spikes in insolvencies despite government subsidies scaling back. Overall customer retention for the region remained ahead of our expectations. We are seeing some wage inflation pressure amid rising demand for labour at all levels across the region, but are confident of continuing to mitigate these through our normal pricing policy. Colleague retention remained high at 80% for 2021, but was below our target for the year. Attracting and retaining the right people across all categories to enable us to maintain service excellence remains a key focus going forward.

Share of Profits from Associates

Our share of Profits from Associates (at AER) amounted to £8.1m (2020: £8.3m) primarily relating to our 49% interest in our Japanese associate.

CATEGORY PERFORMANCE REVIEW

Pest Control

Pest Control is a largely non-discretionary service with long-term structural growth drivers, including the growing middle classes, urbanisation, increasing global convergence and transparency in global standards, and increasing intolerance towards pests. The global market is worth around c.$22bn p.a. (c.50% in North America, c.20% Europe, c.20% Asia) and continues to grow at c.4.5% to c.5%+ per annum, with all key markets continue to grow per capita spend on pest control.

Rentokil is the world’s leading commercial pest control company with operations in 87 countries and with 56 market leading positions. In 2021, Rentokil Pest Control generated Ongoing Revenue growth of 18.6% to £2.0bn (8.1% organic). M&A has continued to be strong this year, with the acquisition of 48 pest control companies and our agreement to acquire Terminix Global Holdings, Inc.

In H2 2021, we established a new Rentokil Pest Control organic growth target of 4.5% – 6.5% over the medium term from 1 January 2022. Our Rentokil Property Care business joins the category from Protect & Enhance at the same time. Pest Control has delivered a seven-year CAGR of 14.4% and has a five-year average Net Operating Margin of 17.9%.

Proprietary innovation delivering differentiation

Innovation strengthens our leadership position in the pest control industry, setting new standards for customers, differentiating the business from our competitors and enhancing our ability to up-sell additional products and service lines and support customer retention.

Our innovation pipeline combines next generation pest control tools and expertise in technology. This is driven through our UK-based innovation hub, the Power Centre – no other pest control company offers this level of in- house science and innovation capability. Since 2017, we have launched a significant number of product innovations, including RapidPro rodenticide, RADAR and Autogate rodent units, fluorescent rodent tracking gel, Entotherm heat treatment for bed bugs, Lumnia LED electronic fly traps and Multi-Mouse Riddance products. We were the first to deploy connected pest control, LED Insect Light Traps and to use CO2 in rodent control. We have a strong pipeline of innovations with around 50 projects and 17 patent applications underway.

In 2021 we continued to develop and deploy new innovations:

●	delivering a 65% increase in installations of Lumnia LED Insect Light Traps – taking the total to over 260,000 (2020: 168,850). The units reduce energy use and carbon emissions by 62% compared to traditional units;
●	launching Eradico – a new fully recyclable, single-solution rodent control unit which addresses 57 different needs and market requirements;
●	continuing to expand our range of connected device – unveiling Crawl Connect – a new connected device for crawling insects – under development and set for field trials in 2022; and RADAR X a multi-catch mouse control unit for better efficacy and reduced servicing;
●	becoming the first company to use data and proprietary analysis tools, together with third party mapping, to assess resistance to rodenticide in populations of rodents and therefore target alternative, effective solutions; and
●	opening our new Hygiene Technology Centre in the UK.

Post the completion of our acquisition of Terminix, the Combined Group intends to invest in a new US-based science and innovation centre which will focus on termite and pest control solutions.

Leading in digital and technology

Rentokil Initial has developed the world’s leading technology ‘ecosystem’ for pest control, providing an unmatched level of 24/7 monitoring, reporting and insight for our commercial customers who face the risk of increased fines and censure without effective pest management and reporting. We have also begun to integrate our data automatically into customers’ own internal reporting platforms. We have made a long-term commitment to our digital ecosystem, developing multiple generations of systems and software over the last decade. Today, we have proven, robust, scalable and secure global infrastructure in place.

PestConnect provides our customers with a complete remote pest detection solution and full traceability. Building on last year’s growing demand for the product, 2021 has seen further roll-out with c.87,000 devices installed – a 58% increase year on year – taking the total to c.235,000 units in c.13,000 sites (2020: c.150,000 units in c.7,300 sites). Our UK business launched PestConnect in 2019 and, since then, its connected portfolio has grown four- fold and is now c.11% of portfolio. In H2 2021, the Company set a new ambition for c.25% of its commercial customers to be PestConnect customers by 2026.

Our technology infrastructure features:

●	connected pest control devices – regular ‘pulse’ of messages is sent/received 24/7 – some 15m+ messages per day. Large customers sites can have hundreds of units;
●	a proprietary secure network – we do not use our customer’s own networks and, in 2021, we achieved ISO27001:2013 for information security across digital pest control (PestConnect and myRentokil);
●	colleague and customer Apps – we visit over 7m individual locations each year and so, for instance, providing a floorplan app adds efficiency and effectiveness to the technician’s site visit;
●	myRentokil online customer portal – provides secure 24/7 access to real time information that provides easy access to documentation required for pest control, including reviewing service recommendations and responding to audits;
●	Command Centre – our central information hub – hosted in Google Cloud Platform. We have over 5,000 colleagues accessing global, regional and local information. The Command Centre now connects over 200 internal systems to provide frontline and management teams with the information they need securely when and where they need it; and

●	data mining and trend analysis – over 20bn records are already stored on our system, such as pest activity, time of day, day of week, month of year. We are now beginning to use data to improve service levels and ultimately for converting recommendations into jobbing revenue.

M&A in Pest Control

Acquisitions are a core part of our Pest Control growth strategy – they enable us to build further scale and density and increase our competitive positioning. We have the in-house capability to identify, evaluate and execute acquisitions at pace and have built a long track record of successful delivery. Our model for value-creating M&A is structured around the disciplined evaluation of targets, execution of detailed integration programmes and careful stewardship of new businesses under our ownership.

In 2021, we acquired 48 pest control companies building on our track record of delivery. As we explained at the 2021 Capital Markets Day:

●	since 2016 we have successfully acquired c.200 businesses in Pest Control with acquired revenues of nearly

£800m;

●	we have the network, know-how and proven acquisition model, and with a fundamental understanding of density;
●	the global pest control market is highly fragmented, and we remain the buyer of choice – there are c. 40,000 pest control companies globally with c.50% in North America;
●	in North America there are c.100 companies with revenues of greater than $5.0m, in line with 2016. Over the last five years, 43 companies in the top 100 have been sold with 42 new entrants (source: PCT100 List);
●	we maintain our ‘Cities of the Future’ focus where we expect to grow at higher levels in key urban areas around the world; and
●	we target a 13%+ IRR in Growth markets (12%+ in North America) and a 15%+ IRR in Emerging markets.

Our pipeline of opportunities in both Growth and Emerging markets remains strong and we are confident of further delivery of high-quality acquisitions in 2022.

The No.1 brand in Pest Control

Rentokil is the leading commercial pest control brand in the world. We continue to focus on building this brand through our ongoing investment in people, service, innovation, digital and sustainability, and to support our customers across multiple sectors, including: high-dependency customers such as food suppliers; employee locations such as offices and manufacturing facilities; and guest locations such as leisure, hotels, education and food and beverage. Our aim is to be recognised as the world’s leading expert provider of pest control – leading in innovation, digital and sustainability.

Hygiene

Initial Hygiene is a strong, complementary business to Pest Control. Both businesses service the same types of customers and also share country management, technology, infrastructure and back-office services. They are route-based businesses where profit growth is driven by deep understanding of the importance of density. The category has an unrivalled global position in core Hygiene services – operating in 67 markets and with 22 market- leading positions (top three in 38). In addition, we have entered into 20 new markets over the last two years. Initial is the regional leader in Asia, Pacific and the Caribbean and also in the UK. In 2021, our core Hygiene operations generated Ongoing Revenue growth of 8.2% to £555.6m (7.4% organic). We have acquired three small Hygiene businesses this year, with annualised revenues in the year prior to acquisition of £2.0m.

Key growth drivers include: population growth – with people choosing to live in urban environments; global GDP growth – more people continuing to move into the middle class with more disposal income; regulations and standards – getting stricter with increasing transparency and accreditation (e.g. air quality); sustainability – more environmentally-friendly commercial spaces and service provision; and new attitudes to health, hygiene and wellbeing – as a result of the pandemic.

Margins are driven through post code density (the number of customers on a route), product density (the number of products/service lines in each customer premise), as well as shared overheads with Pest Control (infrastructure and back office) and M&A (building further geographic density).

Over the past seven years our core Hygiene business has delivered a CAGR of 6.9%, established a strong product range, launched the myInitial customer portal for enhanced customer insight and engagement and has begun to acquire bolt-on businesses to build scale and density. Hygiene’s five-year average Net Operating Margin is 19.9%, including disinfection services.

The importance of hygiene

In 2021, Rentokil Initial commissioned new research in 20 markets with 20,000 respondents looking at the impact of COVID-19 on hygiene attitudes and behaviours. The benchmark of ‘good’ hygiene is now far higher. Key findings from the survey revealed that 84% of employees believe it is important that their employer prioritises creating a safe and hygienic workplace and 47% of respondents would leave a public venue if it did not appear to have good hygiene measures.

Creating a new Hygiene & Wellbeing category

In response to the pandemic and increasing importance of hygiene and wellbeing services, in H2 2021 we announced that we would expand the category, creating a larger Hygiene & Wellbeing category from 1 January 2022 and offering a wide range of services to meet the enhanced expectations for Hygiene. These include:

1.	Core Washroom Hygiene: using our scale, service expertise, brand, digital and innovation inside the washroom.
2.	Premises Hygiene: leveraging our hygiene expertise outside the washroom including specialist hygiene services in air care and clinical waste management.
3.	Enhanced Environments: improving the occupant experience throughout a premise including premium scenting, plants, air quality monitoring and green walls, and bringing together Ambius plants and scenting, Dental Hygiene and Cleanroom services.

At the same time, the Company up weighted its organic growth target for the new category (excluding disinfection) to deliver medium-term organic growth of 4% – 6% from 2022. This compares to the 3% – 4% organic growth delivered during 2018-2019.

1.	Core Hygiene – inside washrooms

Washrooms are high risk areas for viruses: they are small spaces, with smooth surfaces and high levels of traffic. Our Hygiene services for inside the washroom provide a range of innovative products for creating safer washrooms, including hand hygiene (soaps and driers), air care (purification and scenting), in-cubicle (feminine hygiene units), No-touch products and digital hygiene services. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars & restaurants, industrials and retail.

‘No-touch’ washrooms are an effective way to avoid cross-contamination, particularly within cubicle settings such as toilet paper dispensers that seal away paper until use and ‘no-touch’ feminine hygiene units with auto-lift lids. Our Signature Range of washrooms products also have an antimicrobial surface which helps reduce cross contamination. Air care quality is also an important indicator of washroom cleanliness, with air sterilisers providing an ongoing method of removing potentially harmful pathogens from the air.

Customer demand for no-touch products continued to grow in 2021 with sales of no-touch feminine hygiene units increasing by 18%, No-touch hand towels by 11.7%, no-touch foam hand wash by 41.6% and no-touch non- alcoholic hand sanitiser by 39.7%.

At our Capital Markets Day in 2021 we stated that c.50% of our new 4% – 6% medium-term organic growth target would be delivered through this ‘Inside the Washroom’ sector and this would be achieved by:

●	upselling additional solutions – to satisfy ‘new’ needs driven by the pandemic and using our hygiene expertise;
●	launching new services – for instance in air care, digital and no-touch, with our higher value no-touch units increasingly available across all ranges;
●	increasing demand for new and more sustainable services – such as saving water and the use of sustainable soaps and paper; and
●	cross-selling opportunities – the level of customers with both Pest Control and Hygiene services ranges from c.10% in Italy and Australia to c.35% in Malaysia.

The global ‘smart washrooms’ market is estimated to deliver an 11.5% CAGR to 2027, reaching a value of some $6.5bn (Grand View Research, August 2020). In 2021, we made further progress in the development of our Rapid Smart Hygiene range to enhance cost effectiveness and scalability. Product manufacturing was moved to Dudley Industries and components were changed, passing Wi-Fi security and CE approval for Europe. We now have four solutions available including taps, soap dispensers, toilet sanitisers and cubicle availability lights. Deployment has been focused on one market to date as we test and develop the integration of our smart hygiene products into our existing PestConnect infrastructure (local network connectivity and reporting). We are now approaching technical sign off to align with our PestConnect infrastructure and pilot in 2022.

At our Capital Markets Day in 2021, we stated that the remaining c.50% of our new 4% – 6% medium-term organic Growth target would be delivered by leveraging our Hygiene expertise ‘Outside the Washroom’ through Premises Hygiene as well as in Enhanced Environments, and the expansion into new markets.

2.	Premises Hygiene

From a relatively low interest sector, hygiene has now become one of the world’s most important, presenting opportunities for the Company to expand outside of the washroom into high growth areas including air care. We can provide products in multiple environments, including offices, kitchens and reception areas, including air purification, hand sanitiser, surface hygiene and specialist clinical waste management. Air purification is a particular focus for the Company and is increasingly recognised as a significant source of transmission for COVID-19 and other viruses. Our current air care product range features air purification, air sterilisation and air scenting products.

On 22 September 2021, the World Health Organisation launched new guidelines on internal air quality, providing clear evidence of the damage air pollution inflicts on human health and recommends new air quality levels to protect the health of populations, by reducing levels of key air pollutants.

We have been actively marketing air purification across all regions in 2021 and are seeing rising levels of customer interest. VIRUSKILLER™ is now sold to a range of customers including car showrooms, hotels, offices, venues and UK embassies. When independently tested against Coronavirus DF2 (a surrogate for Coronavirus) Adenovirus and Influenza, VIRUSKILLER™ was found to kill 99.9999% of viruses on a single air pass. InspireAir 72 is a mobile air purifier using HEPA 13 filter materials to provide cleaner air to cost sensitive customers, contributing to margin growth.

In 2021, we installed over 11,000 air purification units (now bringing the total to 13,800 since 2020) into customer sites across 40 countries. This includes the installation of 70+ units at the prestigious Hong Kong Jockey Club to protect its dining, sport and recreation facilities. During the year, we also launched an indoor air quality monitoring pilot in Asia, using VIRUSKILLER™ and InspireAir 72 units together with reporting and on-site monitors to provide assurance for customers and their guests and employees.

Initial Hygiene was appointed Specialist Hygiene Services Partner of the Australian Open Tennis Tournament and London’s The O2 arena in 2021.

3.	Enhanced environments

The impact of the global pandemic has catalysed a shift in global mind set where health is a priority – not just avoiding being sick, but proactively being well in a holistic sense. The global corporate wellness market is set to grow at 7% CAGR to 2028 as people search for a healthier lifestyle across work, home and leisure. Our Enhanced Environments businesses improve the occupant experience throughout a premise bringing together Ambius plants and scenting, Dental Hygiene and Cleanroom services. Our services include interior planting, biophilic design, premium scenting, air quality and green living walls.

Our Ambius business operates in 17 countries: Australia, Belgium, Canada, Finland, France, Germany, Ireland, Italy, Luxemburg, Netherlands, New Zealand, Norway, South Africa, Spain, Sweden, UK and USA. It has delivered a pre-pandemic CAGR of c.1.6% over the last five years with Ongoing Revenues of £156m in 2019. In 2021, Ambius generated Ongoing Revenue growth of 7.3% to £141.3m (5.4% organic).

Growth opportunities for Enhanced Environments include:

●	increasing global awareness of the health impact of poor indoor air quality – exploiting opportunities in air enhancement such as premium scenting;
●	increasing regulation and focus on sustainable waste management – leveraging our core expertise for fast deployment into new markets in response to the waste management requirement created by the pandemic; and
●	demand for healthy buildings – focusing on plants, biophilic design and large projects expertise to enhance public spaces to capture growth associated with this shift in commercial property.

Geographic expansion

From operating in 41 countries in 2018, our core Hygiene services today operate in 67 countries. From 2022 onwards, our aim is to:

●	increase the reach and density of our footprint in new markets – leveraging our brand and expertise – starting with core Hygiene inside the washroom and then extending into Premises Hygiene and Enhanced Environments;
●	expand in five areas – North and South America, Europe, Middle East and North Africa;
●	build on our existing customer relationships and routes in Pest Control;
●	target North America – using our existing Ambius and Pest Control businesses; and
●	deliver acquisitive growth – building density and adding further new markets.

Hygiene & Wellbeing growth through targeted M&A

Our M&A focus in Hygiene & Wellbeing is on building our density across our cities and supporting extension areas that we have defined as part of our growth plans, including air care, surface hygiene, safety and digital monitoring. M&A in Hygiene & Wellbeing has similar characteristics and the same disciplined approach as Pest Control and creates value through city-based density building. The economics of hygiene M&A are generally better, asset prices are cheaper than pest control and competition is less fierce. We have the necessary expertise and systems in place and a proven ability to drive margins through density building.

Momentum is growing as we build a significant global M&A pipeline, now with c.80 attractive targets. We will also be open to the potential for larger transactions, should these become available. From 2022, we will target £25m+ revenues each year over the next five years, targeting an IRR of between 15% to 20%.

Protect & Enhance

Ongoing Revenue in our Protect & Enhance category rose by 5.6% to £365.6m (4.9% organic), with all four businesses (France Workwear, Ambius, UK Property Care and Dental Waste Services) returning to organic growth. Further details on performance can be found in the Regional Business review on pages 4 to 7.

Following the formation of our new Hygiene & Wellbeing category from 1 January 2022, Protect & Enhance will no longer be managed or reported as a category. France Workwear will remain as a standalone business and will be reported separately. Category changes include Ambius and Dental Waste moving to Hygiene & Wellbeing and Property Care moving into Pest Control.

Managing a responsible business

As a company, we are actively engaged in managing a responsible business – at Board level and throughout our entire organisation. Our aim is to create a safe, diverse and engaging workplace, deliver customer service responsibly and support our communities and environment effectively.

Employer of Choice

Rentokil Initial is committed to being a world-class Employer of Choice. Colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent is a key business objective globally. We strongly believe that creating a diverse and inclusive workforce, which reflects the business environment in which we operate, will increase colleague engagement and customer satisfaction, drive increased innovation, enhance our reputation and boost our financial performance. We report on a number of key points below.

We have maintained our world-class safety record in 2021, with our lost time accident rate of 0.38 and working days lost rate of 8.71 in line with the prior year. Our headcount rose to c.46,000 (2020: c.44,500) across 88 countries and since 2017 we have added c.10,000 colleagues to our organisation. While colleague retention remained high at 84.4% (on a rolling 12-month basis), it was 4.2% lower than last year as people who joined the business in 2020 at the height of the pandemic and employment uncertainty, left the Company to seek alternative employment as other sectors recovered. 68,900 job applications were received through our Careers Portal, an increase of 52% on 2020, from which 12,200 vacancies were filled. 330 colleagues joined our graduate scheme in 2021 and we also took part in the UK Government’s Kickstart scheme for young people. We also saw record U+ (our online university) training usage, with colleagues undertaking 4.3m training content views versus 3.2m in 2020. We also developed over 500 pieces of new training content.

Rentokil Initial was placed 44th in the first FTSE Women Leaders Review (FTSE 100 Rankings 2021 Women on Boards and in Leadership, the successor phase to the Hampton-Alexander Review). We have no material gender pay gap. Finally, in our confidential all-colleague survey, Your Voice Counts, which was conducted during the year, 91% of colleagues responded with scores for strategic direction (+4% pts), collaboration (+3% pts), Line Manager Index (+3% pts) and diversity and inclusion (+3% pts).

Our journey to net zero emissions

In 2020, the Board established an ambitious goal to achieve net zero carbon emissions from our operations by 2040, as well as a new target to reduce our emissions intensity index by 20% by the end of 2025. To achieve this, we have a clear delivery plan based upon eight environmental work streams and country-level action plans.

We have made good progress in 2021 and have begun to migrate our fleet with 177 ultra-low emission vehicles now in operation and also introduced renewable energy contracts for our properties around the world, with Italy being our first country operation to use 100% renewable electricity. We are pleased to report that 100% of our innovation pipeline is non-tox or digital and during the year we began to test and pilot new ways of providing more sustainable fumigation services.

Independent analysis

We continue to engage with and support independent ESG analysis of the Company. As at 31 December 2021, our ratings were as follows:

●	Dow Jones Sustainability Index (DJSI): 4% improvement in our score to 69% in 2021. Rentokil Initial is now a member of the DJSI Europe and DJSI World Indices;
●	Sustainalytics: Maintained Low ESG Risk rating;
●	MSCI: Maintained AA ESG rating;
●	Vigeo Eiris: We were placed third out of 103 companies in our sector and 66th in the overall assessment of all 4,963 companies;
●	Carbon Disclosure Project: Improved positioning to C rating (2020: D);
●	Open Corporation: Tenth in their 100 leading companies listing;
●	ISS ESG: Maintained Prime rating (with a decile rank of 1 indicating a high relative ESG performance); and
●	FTSE4Good: Member since 2015.

Management Changes

Paul Cochrane, Managing Director, Asia, will retire at the end of March 2022 and Mark Gillespie, currently Managing Director, Rest of World, will succeed him to become Managing Director, Asia and MENAT, and a member of the ELT. In addition, Daragh Fagan will be retiring as Group General Counsel and Company Secretary at the end of March 2022. Rachel Canham, currently General Counsel, BT Enterprise, will join the ELT as Group General Counsel in April 2022 and Catherine Stead will become Company Secretary from 1 April 2022.

Financial review (at CER unless otherwise stated)

Central and regional overheads

Central and regional overheads of £91.3m (£90.8m at AER) were £2.2m higher than prior year (2020: £89.1m at CER, £88.8m at AER), due to the non-repeat of cost savings taken in response to the pandemic in 2020, including salary waivers and cancellations of bonus schemes.

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off items and excluded from Adjusted Operating Profit.

Restructuring costs of £10.2m (2020: £13.2m) consisted mainly of costs in respect of initiatives focused on our North America transformation programme, together with integration costs of smaller acquisitions. At AER, restructuring costs were £9.7m.

Interest (at AER)

Adjusted interest of £33.1m was £4.0m lower than in the prior year, due to a £2.2m saving from not drawing down on the RCF and commercial paper programme and a £3.9m hyper inflation gain from the newly acquired Lebanon business, offset by swap costs of £1.8m due to larger cash balances held in the period between the raising of the 2028 €600m bond in October 2020 and the settling of the 2021 bond in July 2021. Cash interest was c.£4.6m below 2020 at £36.4m, mainly driven by the early repayment of the c.€175.7m outstanding under the €350m bond, offset by fees paid for the bridge facility for the acquisition of Terminix. Statutory interest was £29.5m, £42.8m lower than 2020, driven by the c.£26m cost of closing out an interest derivative linked to US interest rates in 2020, c.£8m of ineffective hedges charged to the P&L in 2020, £4m of additional fair value charges from the part repayment of the €350m 2021 bond in 2020 and a £4.0m saving in adjusted interest.

The carrying value of derivative liabilities has decreased by c.£48.0m in the year since June 2020, driven by the settlement of an interest derivative linked to US interest rates in August 2020, settlement of interest accrued and strengthening of sterling against the US dollar and euro.

Tax (at AER)

The income tax charge for the period at actual exchange rates was £61.9m on the reported profit before tax of

£325.1m, giving an effective tax rate of 19%. After adjusting the reported profit before tax for the amortisation and impairment of intangible assets (excluding computer software), one-off items and net interest adjustments, the Adjusted Effective Tax Rate for the period at AER was 19.4% (2020: 19.7%). This compares with the group’s blended tax rate of 24% (2020: 24%) which is calculated based on Adjusted profit before tax. The effective tax rate for the year is lower due to prior year tax credits of £16.2m arising as issues have become resolved, an increase in deferred tax assets of £3.6m due to the upcoming increase in the UK corporate tax rate and an increase in the deferred tax asset recognised on tax losses of £2.8m.

In the medium term the Group’s Adjusted Effective Tax Rate is likely to increase towards the blended tax rate which is expected to increase to 25% when the UK corporate tax rate increases to 25% in April 2023.

In December 2021 the OECD issued its interim report concerning the implementation of the Global Anti-Base Erosion minimum tax of 15% which is expected to apply from 2023. Nearly all of the Group’s profits are already taxed at a rate in excess of 15% and therefore this is not expected to have a significant impact on the Group’s Effective Tax Rate.

Net debt and cash flow

	Year to Date
£m at actual exchange rates	2021 FY £m	2020 FY £m	Change £m
Adjusted Operating Profit	441.5	384.0	57.5
One-off items – operating	(20.7)	(7.7)	(13.0)
Depreciation	223.6	228.8	(5.2)
Other	9.7	11.1	(1.4)
EBITDA	654.1	616.2	37.9
Working capital	23.4	20.2	3.2
Movement on provisions	(4.6)	4.6	(9.2)
Capex – additions	(159.9)	(152.5)	(7.4)
Capex – disposals	7.4	6.3	1.1
Capital element of lease payments and initial direct costs incurred	(88.1)	(82.8)	(5.3)
Operating cash flow	432.3	412.0	20.3
Interest	(36.4)	(41.0)	4.6
Tax	(68.9)	(64.4)	(4.5)
Special pension contributions	(0.5)	(0.5)	–
Free Cash Flow from continuing operations	326.5	306.1	20.4
Acquisitions	(463.1)	(194.7)	(268.4)
Disposal of companies and businesses	–	2.2	(2.2)
Dividends	(138.7)	–	(138.7)
Other	0.1	(2.6)	2.7
Debt related cash flows
Acquisition of shares from non-controlling interest	(9.4)	–	(9.4)
Cash outflow on settlement of debt related foreign exchange forward contracts	(19.1)	(23.7)	4.6

Net investment in term deposits	170.6	(170.5)	341.1
Proceeds from new debt	4.7	1,714.8	(1,710.1)
Debt repayments	(166.6)	(1,352.2)	1,185.6
Net debt related cash flows	(19.8)	168.4	(188.2)
Net (decrease)/increase in cash and cash equivalents	(295.0)	279.4	(574.4)
Cash and cash equivalents at beginning of the year	550.8	273.9	276.9
Exchange losses on cash and cash equivalents	(13.9)	(2.5)	(11.4)
Cash and cash equivalents at end of the financial year	241.9	550.8	(308.9)
Net (decrease)/increase in cash and cash equivalents	(295.0)	279.4	(574.4)
Net debt related cash flows	19.8	(168.4)	188.2
IFRS 16 liability movement	(1.5)	9.9	(11.4)
Net debt acquired	(12.2)	(7.1)	(5.1)
Underlying (increase)/decrease in net debt	(288.9)	113.8	(402.7)
Foreign exchange translation and other items	19.5	(56.1)	75.6
(Increase)/decrease in net debt	(269.4)	57.7	(327.1)
Opening net debt	(1,015.3)	(1,073.0)	57.7
Closing net debt	(1,284.7)	(1,015.3)	(269.4)

Operating Cash Flow of £432.3m for continuing operations was driven by a £57.5m increase in Adjusted Operating Profit, offset by higher capex and one-off items. For 2021, we are making a change to the reporting of right of use asset cash flows to report non-cash movements on right of use assets below Free Cash Flow. This ensures that Operating Cash Flow and Free Cash Flow (alternative performance measures) are not distorted by material asset acquisitions, notably long life property leases where there is no immediate cash impact. The overall impact on Operating Cash Flow and Free Cash Flow is £1.5m favourable in 2021 (2020: £9.9m adverse). There is no impact on overall changes in net debt in 2020 or 2021.

Cash interest payments of £36.4m are £4.6m lower than in the prior year. Cash tax payments for the period were

£68.9m, an increase of £4.5m compared with the corresponding period last year reflecting the increase in the Group’s profits.

This resulted in Free Cash Flow delivery of £326.5m (2020: £306.1m). Cash spend on acquisitions of £463.1m and dividend payments of £138.7m have contributed to an underlying increase in net debt of £288.9m. Favourable foreign exchange translation and other items of £19.5m is primarily due to the strengthening of sterling against the euro and US dollar. Overall this led to an increase in net debt of £269.4m and closing net debt of £1,284.7m.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group’s strong liquidity position and its demonstrated ability to manage the level of capital expenditure, or dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group’s forecast funding needs, including those modelled in a severe but plausible downside case.

Funding

On 7 July 2021, the Company repaid the remaining €175.7m outstanding under the €350m bond due 7 October 2021 using its par call option. This repayment was funded using cash on the balance sheet following the €600m bond issuance in October 2020. In September 2021 the Company updated its Revolving Credit Facility (RCF) to replace LIBOR with risk free rates. At the same time, financial covenants were removed from the RCF.

As at 31 December 2021, the Company had liquidity headroom in excess of £780m, including £550m of undrawn RCF, with a maturity date of August 2025. Pro forma net debt to EBITDA ratio was 1.96x at 31 December 2021 (30 June 2021: 1.67x). On 14 December 2021 the Group announced that it had entered into a committed bridge facility for up to $2.7bn with Barclays to support the acquisition of Terminix. This facility was replaced on 25 February 2022 with a $700m three year term loan facility provided by 15 banks and a $2bn bridge facility provided by eight banks. The Group has also amended, extended and increased its RCF to $1bn. This amendment will take effect on or before the acquisition of Terminix completes at which point the maturity of the RCF will be 2027 plus two one-year extension options. At the time of announcement in December 2021, S&P affirmed the Group’s BBB rating. We remain committed to maintaining a BBB investment grade rating and are confident of doing so.

UK defined benefit pension scheme buy-out

In December 2018, the Company reached agreement for a bulk annuity insurance buy-in for its UK Defined Benefit Pension Scheme (“the Scheme”) with Pensions Insurance Corporation. The buy-out completed on 24 February 2022 and individual policies are being issued to all members of the Scheme. A 2020 High Court judgement ruled that trustees of defined benefit schemes that provided Guaranteed Minimum Pensions should revisit and, where necessary, top-up historic cash equivalent transfer values paid since 1990. The Trustee has identified and will make payments to affected members in 2022. Once those payments have been made, the balance of pre-tax surplus, anticipated to be c.£18m, is expected to be paid in Q4 2022 to the Company. The Scheme will then be wound up.

Dividend

Given the strength of our performance in 2021 and our confidence for 2022, the Board is recommending a final dividend in respect of 2021 of 4.30p per share, payable to shareholders on the register at the close of business on 8 April 2022, to be paid on 18 May 2022. This equates to a full year dividend of 6.39p per share, an increase of 18.1% compared to 2020. The last day for DRIP elections is 26 April 2022.

Climate change

As part of the Company’s annual reporting for 2020 we disclosed our governance, opportunities and strategies to manage climate-related risks and the transition to a low-carbon future in line with the recommendations published by the Task Force on Climate-related Financial Disclosures (TCFD). We also report against the Sustainability Accounting Standards Board framework for our sector. Climate-related risks are identified and analysed by our operational and functional teams. For example, our country and regulatory teams identify risks related to new laws and regulations, such as city-based low emission zones and associated access charging for commercial vehicles as well as local regulations on the use of pest control treatments in different environments. Other risks relate to more extreme localised weather and disruption. We also identify risks to the upside for example from increased pest pressure and pest migration to new territories as temperatures increase. Further information on this will be provided in the Company’s 2021 Annual Report, which will be published on 30 March 2022.

Prior year restatements

In 2021, we restated the presentation of our French virtual pooling facility for balances that did not meet the grossing up requirements and should therefore have been presented net. Trade and other receivables and bank and other short term borrowings have also been restated to reflect the reinstatement of a factoring arrangement in France which had previously been considered to meet the requirements for de-recognition.

Over the last three years, our Target Specialty Products business in North America has grown significantly and in 2021 we completed a review of the revenue recognition policy within this revenue stream. The region has a limited number of suppliers for whom we sell products to end customers on a consignment stock basis and as a result of the review, we have revised our judgement such that we consider ourselves to be agents of these suppliers rather than principal and have therefore recognised only the commission revenues earned rather than revenues charged to end customers. This has led to a reduction in revenue recognition in 2021 (£22.8m at AER) and a restatement which has reduced prior year revenues from our North America Target distribution business by £20.2m (at AER). The changes in revenue have no impact on reported profits in 2020 or in 2021 and therefore, improve the 2021 margin of the North America business by 20 basis points and the Group as a whole by 10 basis points.

Two further corrections were made to prior year comparatives. In the Consolidated Statement of Changes in Equity, the previous presentation of ‘Net exchange adjustments offset in reserves’ has now been presented as separate lines for ‘Net exchange adjustments offset in reserves’ and ‘Net gain/loss on net investment hedge’. Prior year comparatives have been restated to reflect the new presentation.

In the Consolidated Cash Flow Statement the net change from investments in term deposits of £170.5m was restated to correct the classification from financing activities to investing activities.

Technical guidance for 2022* P&L

●	Medium-term growth targets unchanged: Ongoing Revenue growth target 6% to 9% (4% to 5% organic), Ongoing Operating Profit growth of 10%+, Free Cash Flow conversion c.90%;
●	Restructuring costs c.£10m;
●	Central and regional overheads £10m to £15m higher than 2021, principally reflecting the transfer of supply chain costs from the Europe region to central overheads and inflationary pressures in 2022;
●	P&L interest costs c.£36m (at AER);
●	Estimated Adjusted Effective Tax Rate of between 21% and 22%;
●	Share of Profits from Associates in line with 2021, dividend from Japanese associate of c.£3.6m; and
●	Negative impact of FX within the range of £0m to £5m.

Cash Flow

●	Working capital guidance expected to be neutral;
●	Capex of £270m to £290m, a slight increase on 2021 and reflecting a more normal pattern of spend as we exit the pandemic;
●	Cash interest c.£33m;
●	Cash tax payments of £75m to £85m;
●	We now expect to receive the balance of the pre-tax surplus from the buy-out of the UK pension scheme of c.£18m in Q4 2022 (£13m received in 2020); and
●	Anticipated spend on M&A in 2022 (not including the acquisition of Terminix) of around £250m.

*Restructuring costs, central and regional overheads, interest costs, foreign exchange, capex, cash interest and cash tax do not include any impact of the transaction with Terminix.

Outlook for 2022

The business is performing well and in line with our expectations resulting from organic growth delivery and the flow through of revenues from our excellent M&A performance in 2021. Although we will lap strong disinfection revenues in H1 and will have to contend with ongoing macro-economic uncertainty, we expect the Group to deliver good operational and financial progress in the coming year.

Quarterly regional analysis of Ongoing Revenue performance in 2021 (at CER)

Ongoing Revenue at CER

Q1 £m		Q2 £m	Q3 £m	Q4 £m	FY2021 £m	% YOY
France	74.4	76.8	80.4	83.0	314.6	3.8
Benelux	23.1	24.0	24.6	26.8	98.5	1.9
Germany	29.4	30.2	27.9	29.4	116.9	(3.1)
Southern Europe	36.9	37.9	38.3	39.7	152.8	6.9
Latin America	15.9	15.3	17.0	18.2	66.4	15.0
Total Europe	179.7	184.2	188.2	197.1	749.2	3.9
UK & Ireland	71.0	82.7	82.0	78.3	314.0	10.9
Rest of World	39.8	40.0	48.4	45.8	174.0	10.6
UK & Rest of World	110.8	122.7	130.4	124.1	488.0	10.8
Asia	63.1	61.9	64.2	64.8	254.0	5.0
North America	328.4	357.2	357.4	332.0	1,375.0	14.2
Pacific	48.3	48.4	45.0	51.1	192.8	8.7
Central/Reg Overheads	1.2	1.1	1.2	1.0	4.5	4.6
Ongoing operations	731.5	775.5	786.4	770.1	3,063.5	9.8

Quarterly category analysis of Ongoing Revenue performance in 2021 (at CER)

Ongoing Revenue at CER

	Q1 £m	Q2 £m	Q3 £m	Q4 £m	FY2021 £m	% YOY
Pest Control	442.9	524.5	542.0	510.6	2,020.0	18.6
– Growth	380.3	461.1	471.1	441.9	1,754.4	19.2
– Emerging	62.6	63.4	70.9	68.7	265.6	14.5
Hygiene	205.5	161.9	154.2	151.8	673.4	(8.4)
– Core Hygiene	129.8	139.3	142.8	143.7	555.6	8.2
– Disinfection	75.7	22.6	11.4	8.1	117.8	(46.8)
Protect & Enhance	81.9	88.0	89.0	106.7	365.6	5.6
Central/Reg OH	1.2	1.1	1.2	1.0	4.5	4.6
Ongoing operations	731.5	775.5	786.4	770.1	3,063.5	9.8

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

	Notes	2021 £m	20201 £m
Revenue[1]	2	2,956.6	2,803.3
Operating expenses[1]	7	(2,610.1)	(2,509.5)
Operating Profit		346.5	293.8
Finance income	4	4.2	6.2
Finance cost	3	(33.7)	(78.5)
Share of profit from associates, net of tax of £4.0m (2020: £4.8m)		8.1	8.3
Profit before income tax		325.1	229.8
Income tax expense[2]	5	(61.9)	(43.5)
Profit for the year attributable to the Company’s equity holders (including non-controlling interests of £nil (2020: £0.4m))		263.2	186.3
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Re-measurement of net defined benefit liability		0.9	(13.1)
Tax related to items taken to other comprehensive income		2.0	3.9

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves[3]		(17.7)	(35.4)
Net gain/(loss) on net investment hedge[3]		15.0	(17.2)
Cost of hedging		(1.5)	(1.0)
Effective portion of changes in fair value of cash flow hedge		13.2	(4.9)
Other comprehensive income for the year		11.9	(67.7)
Total comprehensive income for the year (including non- controlling interests of £nil (2020: £0.4m))		275.1	118.6

Earnings per share attributable to the Company’s equity holders:
Basic	6	14.16p	10.03p
Diluted	6	14.10p	9.98p

1. Revenue and Operating expenses have been restated in 2020 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent. Both Revenue and Operating expenses have been restated by £20.2m. For these contracts, revenue is presented on a net basis.

2. Taxation includes £50.1m (2020: £40.0m) in respect of overseas taxation.

3. Both net exchange adjustments offset in reserves and net gain/(loss) on net investment hedge have been restated in 2020 to reflect a correction to the presentation in other comprehensive income. Previously this was presented as a net £52.6m loss classified as net exchange adjustments offset in reserves.

All profit is from continuing operations.

Non-GAAP measures shown below are explained in further detail in Note 21 Alternative Performance Measures.

Non-GAAP measures
Operating Profit		346.5	293.8
Adjusted for:
Amortisation and impairment of intangible assets (excluding computer software)	2	74.3	82.5
One-off items	2	20.7	7.7
Adjusted Operating Profit		441.5	384.0
Finance income	4	4.2	6.2
Finance cost	3	(33.7)	(78.5)
Net interest adjustments	4	(3.6)	35.2
Share of profit from associates, net of tax of £4.0m (2020: £4.8m)		8.1	8.3
Adjusted profit before income tax		416.5	355.2
Basic adjusted earnings per share attributable to the Company’s equity holders	6	18.07p	15.37p
Diluted adjusted earnings per share attributable to the Company’s equity holders	6	17.99p	15.29p

Consolidated Balance Sheet At 31 December
	Notes	2021 £m	20201 2 £m
Assets
Non-current assets
Intangible assets	8	2,164.3	1,922.1
Property, plant and equipment	9	398.1	402.7
ROU assets		227.5	217.5
Investments in associated undertakings		29.7	27.2
Other investments		0.2	0.2
Deferred tax assets		41.6	37.7
Contract costs	2	75.0	67.8
Retirement benefit assets	13	19.0	19.0
Other receivables		14.3	13.1
Derivative financial instruments		9.8	37.0
		2,979.5	2,744.3
Current assets
Other investments		1.6	172.2
Inventories		135.7	131.3
Trade and other receivables		526.9	569.6
Current tax assets		8.5	10.6
Derivative financial instruments		2.5	5.6
Cash and cash equivalents[1]	11	668.4	1,949.5
		1,343.6	2,838.8
Liabilities
Current liabilities
Trade and other payables		(764.0)	(925.0)
Current tax liabilities		(60.5)	(80.0)
Provisions for other liabilities and charges	14	(27.0)	(30.1)
Bank and other short-term borrowings[1]		(459.3)	(1,591.5)
Current lease liabilities		(77.8)	(72.7)
Derivative financial instruments		(1.0)	(3.5)
		(1,389.6)	(2,702.8)
Net current (liabilities)/assets		(46.0)	136.0
Non-current liabilities
Other payables		(71.5)	(70.4)
Bank and other long-term borrowings		(1,256.1)	(1,337.6)
Non-current lease liabilities		(139.2)	(141.8)
Deferred tax liabilities		(108.1)	(94.7)
Retirement benefit obligations	13	(27.3)	(38.8)
Provisions for other liabilities and charges	14	(33.9)	(34.1)
Derivative financial instruments		(33.5)	(32.3)
		(1,669.6)	(1,749.7)
Net assets		1,263.9	1,130.6
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	15	18.6	18.5
Share premium account		6.8	6.8
Other reserves		(1,927.6)	(1,926.2)
Retained profits		3,166.6	3,030.6
		1,264.4	1,129.7
Non-controlling interests		(0.5)	0.9
Total equity		1,263.9	1,130.6

1. Both cash and cash equivalents and bank and other short term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect the netted position of the main and shadow bank accounts pool arrangement which were previously grossed up.

2. Trade and other receivables and bank and other short term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

Consolidated Statement of Changes in Equity

For the year ended 31 December

	Share capital	Share premium account	Other reserves[1]	Retained earnings	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m
At 1 January 2020	18.5	6.8	(1,867.7)	2,844.1	0.6	1,002.3
Profit for the year	–	–	–	185.9	0.4	186.3
Other comprehensive income:
Net exchange adjustments offset in reserves[1]	–	–	(35.4)	–	–	(35.4)
Net loss on net investment hedge[1]	–	–	(17.2)	–	–	(17.2)
Net loss on cash flow hedge[2]	–	–	(4.9)	–	–	(4.9)
Cost of hedging	–	–	(1.0)	–	–	(1.0)
Re-measurement of net defined benefit liability	–	–	–	(13.1)	–	(13.1)
Tax related to items taken directly to other comprehensive income	–	–	–	3.9	–	3.9
Total comprehensive income for the year	–	–	(58.5)	176.7	0.4	118.6
Transactions with owners:
Dividends paid to non-controlling interests	–	–	–	–	(0.1)	(0.1)
Cost of equity-settled share-based payment plans	–	–	–	5.5	–	5.5
Tax related items taken directly to equity	–	–	–	3.2	–	3.2
Movement in the carrying value of put options	–	–	–	1.1	–	1.1
At 31 December 2020	18.5	6.8	(1,926.2)	3,030.6	0.9	1,130.6
Profit for the year	–	–	–	263.2	–	263.2
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	(17.7)	–	–	(17.7)
Net gain on net investment hedge	–	–	15.0	–	–	15.0
Net gain on cash flow hedge[2]	–	–	13.2	–	–	13.2
Cost of hedging	–	–	(1.5)	–	–	(1.5)
Re-measurement of net defined benefit liability	–	–	–	0.9	–	0.9
Effective portion of changes in fair value of cash flow hedge	–	–	(10.4)	10.4	–	–
Tax related to items taken directly to other comprehensive income	–	–	–	2.0	–	2.0
Total comprehensive income for the year	–	–	(1.4)	276.5	–	275.1
Transactions with owners:
Shares issued in the year	0.1	–	–	(0.1)	–	–
Acquisition of non-controlling interests	–	–	–	(8.3)	(1.3)	(9.6)
Dividends paid to equity shareholders	–	–	–	(138.7)	–	(138.7)
Dividends paid to non-controlling interests	–	–	–	–	(0.1)	(0.1)
Cost of equity-settled share-based payment plans	–	–	–	9.8	–	9.8
Tax related items taken directly to equity	–	–	–	4.6	–	4.6
Movement in the carrying value of put options	–	–	–	(7.8)	–	(7.8)
At 31 December 2021	18.6	6.8	(1,927.6)	3,166.6	(0.5)	1,263.9

1. Both net exchange adjustments offset in reserves and net loss on net investment hedge have been restated in 2020 to reflect a correction to the presentation in other comprehensive income. Previously this was presented as a net loss of £52.6m classified as net exchange adjustments offset in reserves.

2. £13.2m net gain on cash flow hedge includes £14.4m loss (2020: £15.1m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £27.6m loss (2020: £20.0m gain) due to changes in foreign exchange rates.

Shares of £0.1m (2020: £0.1m) have been netted against retained earnings. This represents 9.4m (2020: 7.7m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2021 was £54.9m (2020: £39.0m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves

	Capital reduction reserve	Legal reserve	Cash flow hedge reserve	Translation reserve[1]	Cost of hedging	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2020	(1,722.7)	10.4	0.5	(155.9)	–	(1,867.7)
Net exchange adjustments offset in reserves[1]	–	–	–	(35.4)	–	(35.4)
Net loss on net investment hedge[1]	–	–	–	(17.2)	–	(17.2)
Net loss on cash flow hedge	–	–	(4.9)	–	–	(4.9)
Cost of hedging	–	–	–	–	(1.0)	(1.0)
Total comprehensive income for the year	–	–	(4.9)	(52.6)	(1.0)	(58.5)
At 31 December 2020	(1,722.7)	10.4	(4.4)	(208.5)	(1.0)	(1,926.2)
Net exchange adjustments offset in reserves	–	–	–	(17.7)	–	(17.7)
Net gain in net investment hedge	–	–	–	15.0	–	15.0
Net gain on cash flow hedge[2]	–	–	13.2	–	–	13.2
Transfer between reserves	–	(10.4)	–	–	–	(10.4)
Cost of hedging	–	–	–	–	(1.5)	(1.5)
Total comprehensive income for the year	–	(10.4)	13.2	(2.7)	(1.5)	(1.4)
At 31 December 2021	(1,722.7)	–	8.8	(211.2)	(2.5)	(1,927.6)

1. Both net exchange adjustments offset in reserves and net loss on net investment hedge have been restated in 2020 to reflect a correction to the presentation in other comprehensive income. Previously this was presented as a net loss of £52.6m classified as net exchange adjustments offset in reserves.

2. £13.2m net gain on cash flow hedge includes £14.4m loss (2020: £15.1m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £27.6m loss (2020: £20.0m gain) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. £10.4m (2020: £nil) has been transferred back to the retained earnings reserve.

Consolidated Cash Flow Statement For the year ended 31 December
	Notes	2021 £m	2020 £m
Cash flows from operating activities
Cash generated from operating activities	17	668.5	628.8
Interest received		5.2	7.6
Interest paid [1]		(41.6)	(48.6)
Income tax paid		(68.9)	(64.4)
Net cash flows from operating activities		563.2	523.4
Cash flows from investing activities
Purchase of property, plant and equipment		(127.8)	(129.9)
Purchase of intangible fixed assets		(32.1)	(22.6)
Proceeds from sale of property, plant and equipment		7.4	6.3
Acquisition of companies and businesses, net of cash acquired	18	(463.1)	(194.7)
Disposal of companies and businesses		–	2.2
Dividends received from associates		3.9	11.7
Net change to cash flow from investment in term deposits[2]		170.6	(170.5)
Net cash flows from investing activities		(441.1)	(497.5)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(138.7)	–
Acquisition of shares from non-controlling interest		(9.4)	–
Capital element of lease payments		(88.0)	(85.4)
Cash outflow on settlement of debt related foreign exchange forward contracts		(19.1)	(23.7)
Proceeds from new debt		4.7	1,714.8
Debt repayments		(166.6)	(1,352.2)
Net cash flows from financing activities		(417.1)	253.5
Net increase in cash and cash equivalents		(295.0)	279.4
Cash and cash equivalents at beginning of year		550.8	273.9
Exchange losses on cash and cash equivalents		(13.9)	(2.5)
Cash and cash equivalents at end of the financial year		241.9	550.8

1. Interest paid includes the interest element of lease payments of £6.1m (2020: £6.8m).

2. Net change to cash flow from investment in term deposits of £170.5m has been restated in 2020 to correct the classification from financing activities to investing activities.

Notes to the financial statements

1.	Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2021:

●	Amendments to IFRS 16 Leases;
●	Amendments to IFRS 4 Insurance Contracts; and
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform phase 2.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s consolidated financial statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2020.

The Group has not early-adopted any standard, interpretation or amendment that was issued but is not yet effective.

2.	Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into category, region and major type of revenue stream is shown below under segmental reporting and in Note 21.

Contract costs

Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly the Group capitalises them as contract costs and amortises them over the expected life of the contracts. The expected length of contracts across the Group and associated amortisation periods are between three and six years.

The contract costs recognised in the balance sheet at the period end amounted to £75.0m (2020: £67.8m). The amount of amortisation recognised in the period was £30.4m (2020: £28.1m) and impairment losses were £nil (2020: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract assets

Contract assets relate to the Group’s right to consideration for performance obligations satisfied but where the customer has yet to be invoiced. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. All opening balances have been invoiced in the year.

Contract liabilities

Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segmental reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments. Reporting segments reflect the internal management reporting structures. Each segment is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The operating businesses within each segment report to the Regional Managing Directors.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management. Revenue and profit are from Ongoing operations which is defined and reconciled to the nearest equivalent GAAP measure in Note 21.

	Revenue	Revenue1 2	Operating profit	Operating profit[1]
	2021	2020	2021	2020
	£m	£m	£m	£m
France	306.4	303.2	37.3	33.7
Benelux	95.9	96.7	29.3	27.9
Germany	113.9	120.6	36.6	42.1
Southern Europe	148.9	143.0	30.0	21.8
Latin America	63.1	57.7	7.0	5.5
Europe	728.2	721.2	140.2	131.0
UK & Ireland[1]	313.4	283.2	83.1	48.1
Rest of World	169.7	157.3	36.9	33.7
UK & Rest of World	483.1	440.5	120.0	81.8
Asia	242.5	242.0	25.5	26.9
North America[2]	1,299.1	1,203.9	217.6	211.9
Pacific	196.5	177.5	38.7	34.5
Central and regional overheads[1]	4.5	4.3	(90.8)	(89.1)
Restructuring costs	–	–	(9.7)	(13.2)
Ongoing operations at AER	2,953.9	2,789.4	441.5	383.8
Disposed businesses[3]	2.7	13.9	–	0.2
Continuing operations at AER	2,956.6	2,803.3	441.5	384.0
One-off items – operating			(20.7)	(7.7)
Amortisation of intangible assets[4]			(74.3)	(82.5)
Operating profit			346.5	293.8

1. During the year internal management reporting structures changed and a small amount of revenue and profit previously reported under UK & Ireland is now reported under Central and regional overheads.

2. Revenue has been restated in 2020 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent (reduction in revenue of £20.2m). In these contracts revenue is presented on a net basis.

3. Disposed businesses includes revenue of £2.7m (2020: £7.1m) from product sales by the Group to CWS-boco International GmbH.

4. Excluding computer software.

One-off items operating:

	One-off cost/ (income)	One-off tax impact	One-off cash inflow/(outflow)
	2021	2021	2021
	£m	£m	£m
Acquisition and integration costs	13.3	(1.3)	(12.1)
Fees relating to Terminix transaction	6.0	–	(6.0)
Other	1.4	(0.4)	(9.0)
Total	20.7	(1.7)	(27.1)

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles[1]	Amortisation and impairment of intangibles[1]
	2021 £m	2020 £m
Europe	12.3	13.3
UK & Rest of World	12.8	12.4
Asia	4.6	15.1
North America	34.4	30.9
Pacific	3.9	3.6
Central and regional	6.3	7.2
Total	74.3	82.5
Tax effect	(18.2)	(17.5)
Total after tax effect	56.1	65.0

1. Excluding computer software.

3. Finance cost
	2021 £m	2020 £m
Hedged interest payable on medium term notes issued[1]	9.5	15.6
Interest payable on bank loans and overdrafts[1]	2.6	3.0
Interest payable on revolving credit facility[1]	1.4	5.4
Interest payable on foreign exchange swaps[2]	13.7	9.5
Interest payable on leases	6.1	6.8
Amortisation of discount on provisions	0.3	0.3
Fair value loss on hedge ineffectiveness	0.1	7.9
Fair value adjustment on debt repayment	–	4.1
Fair value loss on other derivatives[3]	–	25.9
Total finance cost	33.7	78.5

1. Interest expense on financial liabilities held at amortised cost.

2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £17.4m. £3.7m has been reported in reserves due to hedge accounting.

3. Fair value loss on other derivatives relates to $335m synthetic borrowing unit entered into since February 2019 ($170m in February 2019 and $165m in July 2019) which do not qualify for hedge accounting. The instrument provides an annual interest benefit of 1.9% of the outstanding principal and was closed out in August 2020 with the full year loss of £26.2m excluding interest accrued.

4. Finance income
	2021 £m	2020 £m
Bank interest received	0.8	2.3
Interest receivable on foreign exchange swaps	0.2	3.4
Hyperinflation accounting adjustment	3.2	–
Interest on net defined benefit asset	–	0.5
Total finance income	4.2	6.2

5. Income tax expense Analysis of charge in the year:
	2021 £m	2020 £m
UK corporation tax at 19.0% (2019: 19.0%)	9.5	8.8
Overseas taxation	47.8	60.9
Adjustment in respect of previous periods	(3.3)	(3.1)
Total current tax	54.0	66.6
Deferred tax expense/(credit)	20.8	(17.0)
Deferred tax adjustment in respect of previous periods	(12.9)	(6.1)
Total deferred tax	7.9	(23.1)
Total income tax expense	61.9	43.5

Income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and, differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing difference relates to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management’s assessment of future taxable profits that will enable the tax losses to be recovered. In recognising the deferred tax asset in respect of UK losses, management have estimated the quantum of future UK taxable profits over the next five years as this is the period over which it is considered that profits can be reasonably estimated.

A deferred tax asset of £12.4m (2020: £16.0m) has been recognised in respect of UK losses carried forward at 31 December 2021. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, and applying the tax rates (substantively enacted at the balance sheet date) applicable for each year. Remaining UK tax losses of £40.6m (2020: £47.5m) have not been recognised as at 31 December 2021 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group has tax losses of £81.6m (2020: £105.0m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses £8.3m (2020: £14.6m) will expire at various dates between 2022 and 2032.

In addition, the Group has UK capital losses carried forward of £276.3m (2020: £276.3m) on which no deferred tax asset is recognised. These losses have no expiry date but management considers the future utilisation of these losses to be unlikely.

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK employees (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

Adjusted earnings per share is earnings per share adjusted for the after-tax effects of one-off items, amortisation and impairment of intangibles and net interest adjustments.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long term incentive plans (LTIPs) to the extent the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

Details of the adjusted earnings per share are set out below:

	2021 £m	2020 £m
Profit from continuing operations attributable to equity holders of the Company	263.2	185.9
One-off items	20.7	7.7
Amortisation and impairment of intangibles[1]	74.3	82.5
Net interest adjustments	(3.6)	35.2
Tax on above items[2]	(18.9)	(26.4)
Adjusted profit from continuing operations attributable to equity holders of the Company	335.7	284.9

Weighted average number of ordinary shares in issue (million)	1,858.1	1,853.2
Adjustment for potentially dilutive shares (million)	8.2	9.7
Weighted average number of ordinary shares for diluted earnings per share (million)	1,866.3	1,862.9
Basic earnings per share	14.16p	10.03p
Diluted earnings per share	14.10p	9.98p
Basic adjusted earnings per share	18.07p	15.37p
Diluted adjusted earnings per share	17.99p	15.29p

1. Excluding computer software.

2. One-off items £1.7m (2020: £2.4m), amortisation and impairment of intangibles £18.2m (2020: £17.5m), net interest adjustments £(1.0)m (2020: £6.5m).

7.	Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2021 £m	2020 £m
2020 final dividend paid – 5.41p per share	100.0	–
2021 interim dividend paid – 2.09p per share	38.7	–
	138.7	–

An interim dividend of 2.09p per share was paid on 13 September 2021 amounting to £38.7m. A final dividend in respect of 2021 of 4.30p per share is to be proposed at the Annual General Meeting on 11 May 2022. The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2021, but not recognised as a liability at year end, is £79.5m.

8.	Intangible assets

	Goodwill	Customer lists	Other intangibles	Product development	Computer software	2021 Total	2020 Total
	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January	1,653.4	824.4	66.1	39.4	144.8	2,728.1	2,395.0
Exchange differences	3.6	(13.3)	0.1	–	(1.5)	(11.1)	(50.9)
Additions	–	–	3.7	6.4	21.0	31.1	22.5
Disposals/retirements	–	(3.7)	(3.4)	–	(0.8)	(7.9)	(15.1)
Acquisition of companies and businesses[1]	228.2	68.6	0.5	–	0.1	297.4	379.1
Hyperinflationary adjustment	3.2	–	–	–	–	3.2	–
Disposal of companies and businesses	–	–	–	–	(0.2)	(0.2)	(2.5)
At 31 December	1,888.4	876.0	67.0	45.8	163.4	3,040.6	2,728.1
Accumulated amortisation and impairment
At 1 January	(45.0)	(585.3)	(46.6)	(26.8)	(102.3)	(806.0)	(721.6)
Exchange differences	1.0	10.5	(0.1)	–	1.3	12.7	–
Disposals/retirements	–	3.7	3.4	–	0.8	7.9	14.5
Disposal of companies and businesses	–	–	–	–	0.2	0.2	2.1
Impairment charge	(0.2)	–	–	(0.1)	(1.4)	(1.7)	(13.0)
Amortisation charge	–	(64.0)	(4.7)	(5.3)	(15.4)	(89.4)	(88.0)
At 31 December	(44.2)	(635.1)	(48.0)	(32.2)	(116.8)	(876.3)	(806.0)
Net book value
At 1 January	1,608.4	239.1	19.5	12.6	42.5	1,922.1	1,673.4
At 31 December	1,844.2	240.9	19.0	13.6	46.6	2,164.3	1,922.1

1. Includes current year acquisitions of £301.3m as well as adjustments to prior year acquisitions within the measurement period.

9. Property, plant and equipment

	Land and	Service contract	Other plant and	Vehicles and office	2021	2020
	buildings	equipment	equipment	equipment	Total	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 January	87.3	523.5	186.1	200.4	997.3	924.3
Exchange differences	(4.0)	(26.5)	(8.9)	(4.9)	(44.3)	28.8
Additions	2.7	93.8	12.8	18.8	128.1	127.1
Disposals	(2.1)	(73.4)	(2.6)	(17.5)	(95.6)	(91.6)
Acquisition of companies and businesses[1]	3.6	0.3	0.7	7.9	12.5	5.6
Disposal of companies and businesses	–	–	–	–	–	(0.2)
Reclassification from IFRS 16 ROU assets[2]	–	–	–	5.5	5.5	3.3
At 31 December	87.5	517.7	188.1	210.2	1,003.5	997.3
Accumulated depreciation and impairment
At 1 January	(30.2)	(309.6)	(132.1)	(122.7)	(594.6)	(532.6)
Exchange differences	1.6	16.1	6.6	3.1	27.4	(17.8)
Disposals	0.5	72.2	2.2	15.3	90.2	88.0
Disposals of companies and businesses	–	–	–	–	–	0.1
Impairment charge	–	–	–	–	–	(0.4)
Depreciation charge	(3.0)	(92.4)	(11.9)	(21.1)	(128.4)	(131.9)
At 31 December	(31.1)	(313.7)	(135.2)	(125.4)	(605.4)	(594.6)
Net book value
At 1 January	57.1	213.9	54.0	77.7	402.7	391.7
At 31 December	56.4	204.0	52.9	84.8	398.1	402.7
1.	Includes current year acquisitions of £11.4m as well as adjustments to prior year acquisitions within the measurement period.
2.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets.

10.	Financing

Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and

Level 3 – inputs for the asset or liability that are not based on observable market data. Fair value is equal to carrying value for all instruments at level 3.

The Group uses the following methods to estimate fair value of its financial instruments:

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Metal hedging options and non-deliverable forwards	2	Discounted cash flow using quoted market prices and forward interest rates
Borrowings not traded in active markets	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Provisions	2	Discounted cash flow using market bond rates
Contingent consideration	3	Discounted cash flows using WACC

11.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits, and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £6.6m (2020: £6.7m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements. Cash at bank and in hand also includes £65.5m (2020: £51.0m) of cash held in countries with foreign exchange regulations. This cash is repatriated to UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

£m
At 31 December 2021 Cash at bank and in hand	553.8
Money market funds	52.8
Short-term bank deposits	61.8
Cash and cash equivalents in the Consolidated Balance Sheet	668.4
Bank overdraft	(426.5)
Cash and cash equivalents in the Consolidated Cash Flow Statement	241.9
At 31 December 2020 Cash at bank and in hand	1,560.3
Money market funds	383.1
Short-term bank deposits	6.1
Cash and cash equivalents in the Consolidated Balance Sheet	1,949.5
Bank overdraft	(1,398.7)
Cash and cash equivalents in the Consolidated Cash Flow Statement	550.8

12.	Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt comprises:

	Facility amount	Drawn at year end	Headroom	Interest rate at year end
	£m	£m	£m	%
Non-current £550m RCF due August 2025	550.0	–	550.0	0.14

In September 2021 the Group amended its RCF to incorporate the switch from LIBOR to Risk Free Rates. At the same time financial covenants were permanently removed from the facility. The RCF was undrawn throughout 2021.

Medium-term notes and bond debt comprises:

	Bond interest Coupon	Effective hedged interest rate
Non-current
€400m bond due November 2024	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.54%
€600m bond due October 2028	Fixed 0.50%	Fixed 1.08%
Average cost of bond debt at year end rates		1.78%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

13.	Retirement benefit obligations

Apart from the legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

The principal pension scheme in the Group is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section, and a number of defined benefit sections which are now closed to new entrants and future accrual of benefits. On 4 December 2018, the Group signed an agreement with Pension Insurance Corporation plc (PIC) to take over the payment of the liabilities in the scheme via a buy-in, which converted to a full buy-out on 24 February 2022.

A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Significant judgement is required in determining these actuarial assumptions.

RIPS

On 4 December 2018 the Trustee entered into a binding agreement with PIC to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the scheme. Accordingly in 2022 both the Scheme’s assets and liabilities have been reduced by the policy value (£1,238.6m).

There remains some uncertainty regarding the final surplus that will be available to the Group until Guaranteed Minimum Pension adjustments for members who transferred out of the scheme have been settled and final scheme expenses have been paid. The remaining surplus recognised as a retirement benefit asset is management’s estimate of the value that will be returned to the Group when wind-up of the scheme completes.

The defined benefit schemes are reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS scheme are shown below:

	2021 £m	2020 £m
Weighted average %
Discount rate	2.0%	1.4%
Future salary increases	N/A	N/A
Future pension increases	3.3%	3.0%
RPI inflation	3.4%	3.0%
CPI inflation	2.7%	2.3%

The movement in the net defined benefit obligation for all pension schemes over the accounting period is as follows:

	Present value of obligation	Fair value of plan assets	Total	Present value of obligation	Fair value of plan assets	Total
	2021	2021	2021	2020	2020	2020
	£m	£m	£m	£m	£m	£m
At 1 January	(1,481.1)	1,461.3	(19.8)	(1,443.9)	1,443.8	(0.1)
Current service costs[1]	(1.5)	–	(1.5)	(1.6)	–	(1.6)
Past service costs[1]	0.9	–	0.9	7.1	–	7.1
Settlement of defined benefit obligation[1]	21.9	(20.7)	1.2	–	–	–
Administration expenses[1]	(0.1)	–	(0.1)	(0.1)	–	(0.1)
Interest on net defined benefit asset[1]	(20.7)	20.7	–	(28.2)	28.7	0.5
Exchange difference	2.9	(1.6)	1.2	(0.1)	(0.4)	(0.5)
Total pension income	3.4	(1.7)	1.7	(22.9)	28.3	5.4
Remeasurements:
Remeasurement gain/(loss) on scheme assets	–	(77.8)	(77.8)	–	70.2	70.2
Remeasurement gain/(loss) on obligation[2]	78.6	–	78.6	(83.3)	–	(83.3)
Transfers:
Transferred on acquisition of business	(0.3)	–	(0.3)	–	–	–
Contributions:
Employers	(0.7)	8.3	7.6	(0.3)	0.5	0.2
Participants	(0.1)	0.1	–	(0.2)	0.2	–
Benefit payments	86.6	(85.0)	1.6	69.4	(68.7)	0.7
Refund of surplus	–	–	–	–	(13.0)	(13.0)
Administration costs	0.1	–	0.1	0.1	–	0.1
At 31 December	(1,313.5)	1,305.2	(8.3)	(1,481.1)	1,461.3	(19.8)
Retirement benefit obligation schemes[3]	(63.0)	35.7	(27.3)	(110.6)	71.8	(38.8)
Retirement benefit asset schemes[4]	(1,250.5)	1,269.5	19.0	(1,370.5)	1,389.5	19.0

1. Service costs, settlement and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income respectively.

2. The actuarial movement on the UK RIPS scheme comprises remeasurement gain arising from changes in demographic assumptions of £2.7m (2020: gain £16.1m), remeasurement gain arising from changes in financial assumptions of £75.3m (2020: loss of £117.1m) and remeasurement loss arising from experience of £0.5m (2020: gain of £25.0m).

3. Benefit plans in an obligation position include plans situated in Ireland, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Hong Kong and Saudi Arabia.

4. Benefit plans in an asset position include plans situated in the UK, Barbados and Australia.

Included in the table above is a net defined benefit surplus in relation to the UK RIPS scheme of £18.2m (2020:

£18.2m) recognised as defined benefit obligation of £1,247.5m (2020: £1,369.3m) and plan assets of £1,265.7m (2020: £1,387.5m). Of the £1,313.5m (2020: £1,481.1m) of obligations, £17.0m (2020: £18.3m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2022 are expected to be less than £1m.

The fair value of plan assets at the balance sheet date is analysed as follows:
	2021 £m	2020 £m
Equity instruments	2.8	37.3
Debt instruments – unquoted	16.5	16.7
Insurance policies	1,238.6	1,343.6
Other	47.3	63.7
Total plan assets	1,305.2	1,461.3
14.	Provisions for other liabilities and charges

The Group has environmental, self-insurance and other provisions. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. This year the US is the only country where the effect of discounting is material. The discount rates used are based on government bond rates in the country of the cash flows, and were 0.9% (2020: 0.9%) for the US.

Judgement is required in determining the worldwide provision for environmental restoration. These provisions tend to be long-term in nature and the use of an appropriate market discount rate and forecast future utilisation based upon management’s best estimate determines the level of provision required at the balance sheet date. The phasing and actual cash spend may be different from the forecast on which the provision is based.

	Environmental	Self- insurance	Other	2021 Total	2020 Total
	£m	£m	£m	£m	£m
At 1 January	13.6	32.5	18.1	64.2	59.1
Exchange differences	(0.7)	0.3	(0.6)	(1.0)	0.1
Additional provisions	–	17.8	6.5	24.3	28.1
Used during the year	(2.4)	(14.3)	(9.6)	(26.3)	(19.2)
Unused amounts reversed	–	(0.8)	(1.8)	(2.6)	(4.3)
Acquisition of companies and businesses	–	1.7	0.3	2.0	0.1
Unwinding of discount on provisions	–	0.3	–	0.3	0.3
At 31 December	10.5	37.5	12.9	60.9	64.2
Analysed as follows:
Non-current				33.9	34.1
Current				27.0	30.1
Total				60.9	64.2

Environmental

The Group owns a number of properties in Europe and the US where there is land contamination. Provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next five years.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management’s assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to properties it no longer occupies such as security, utilities and insurance. Existing provisions are expected to be substantially utilised within the next five years.

15.	Share capital
	2021 £m	2020 £m
Issued and fully paid At 31 December – 1,859,332,965 shares (2020: 1,854,332,965)	18.6	18.5
16.	Reconciliation of net change in cash and cash equivalents to net debt

	Opening 20211 2	Cash flows	Non-cash (fair value changes and accruals)	Non-cash (foreign exchange and other)	Closing 2021
	£m	£m	£m	£m	£m
Bank and other short-term borrowings	(1,591.5)	1,134.6	(11.0)	8.6	(459.3)
Bank and other long-term borrowings	(1,337.6)	14.6	(12.0)	78.8	(1,256.2)
Lease liabilities	(214.5)	94.1	(6.1)	(90.5)	(217.0)
Other investments	172.2	(170.6)	–	–	1.6
Fair value of debt-related derivatives	6.6	31.4	(2.9)	(57.3)	(22.2)
Gross debt	(2,964.8)	1,104.1	(32.0)	(60.4)	(1,953.1)
Cash and cash equivalents in the consolidated balance sheet[1]	1,949.5	(1,267.2)	–	(13.9)	668.4
Net debt	(1,015.3)	(163.1)	(32.0)	(74.3)	(1,284.7)

1. Both cash and cash equivalents and bank and other short term borrowings have been restated in 2020 by reducing cash in hand and overdrafts by £276.1m to reflect the netted position of the main and shadow bank accounts pool arrangement which were previously grossed up.

2. Trade and other receivables and bank and other short term borrowings have been restated in 2020 due to a correction of the recognition of an overseas factoring arrangement. Both have been increased by £21.0m.

17.	Operating cash and Free Cash Flow
	2021 £m	2020 £m
Operating profit	346.5	293.7
Adjustments for:
– Depreciation and impairment of property, plant and equipment	128.4	132.3
– Depreciation of leased assets	78.4	78.0
– Amortisation and impairment of intangible assets (excluding computer software)	74.3	82.5
– Amortisation and impairment of computer software	16.8	18.5
– Other non-cash items	5.8	(0.5)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories	(3.2)	(23.3)
– Contract costs	(4.8)	(1.9)
– Trade and other receivables	58.8	(43.3)
– Contract assets	(0.1)	2.4
– Trade and other payables and provisions	(43.0)	78.2
– Contract liabilities	11.1	12.7
Cash generated from operating activities before special pension contributions	669.0	629.3
Special pension contributions	(0.5)	(0.5)
Cash generated from operating activities	668.5	628.8
Add back: special pension contributions	0.5	0.5
Purchase of property, plant and equipment	(127.8)	(129.9)
Purchase of intangible fixed assets	(32.1)	(22.6)
Additions of ROU assets/Capital element of finance lease payments	(88.1)	(82.8)
Proceeds from sale of property, plant and equipment	7.4	6.3
Dividends received from associates	3.9	11.7
	432.3	412.0
Interest received	5.2	7.6
Interest paid	(41.6)	(48.6)
Income tax paid	(68.9)	(64.4)
Special pension contributions	(0.5)	(0.5)
Free Cash Flow from continuing operations	326.5	306.1

18.	Business combinations

During the year the Group purchased 100% of the share capital or trade and assets of 52 companies and businesses. It also acquired the remaining shares from a non-controlling interest which is recognised as an equity transaction rather than a business combination. The total consideration in respect of these acquisitions was £313.7m and the cash outflow from current and past period acquisitions, net of cash acquired, was £463.1m. Details of goodwill and the fair value of net assets acquired are as follows:

	2021 £m	2020 £m
Purchase consideration: – Cash paid	273.1	156.9
– Deferred and contingent consideration	40.6	210.4
Total purchase consideration	313.7	367.3
Fair value of net assets acquired	(83.1)	(49.9)
Goodwill from current year acquisitions	230.6	317.4

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

Deferred consideration of £12.6m and contingent consideration of £28.0m are payable in respect of the above acquisitions. Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Both deferred and contingent consideration are payable over the next five years. The Group has recognised the contingent and deferred consideration based on the fair value of the consideration at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of deferred consideration liabilities not paid of £0.6m (2020: £1.6m).

The provisional fair value1 of assets and liabilities arising from acquisitions in the year are as follows:

	2021 £m	2020 £m
Non-current assets
– Intangible assets[2]	70.7	56.9
– Property, plant and equipment[3]	13.2	9.9
– Other non-current assets	1.7	–
Current assets[4]	36.8	20.4
Current liabilities	(25.4)	(20.0)
Non-current liabilities[5]	(13.9)	(17.3)
Net assets acquired	83.1	49.9

1. The provisional fair values will be finalised in the 2022 financial statements. The fair values are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

2. Includes £70.0m (2020: £56.8m) of customer lists and £0.7m (2020: £0.1m) of other intangibles.

3. Includes £1.8m (2020: £4.2m) of right-of-use assets.

4. Includes trade and other receivables of £27.9m (2020: £11.2m) which represents the gross and fair value of the assets acquired.

5. Includes £(7.6)m of deferred tax relating to acquired intangibles (2020: £(5.1)m).

The cash outflow from current and past acquisitions are as follows:

	2021 £m	2020 £m
Total purchase consideration	313.7	367.3
Consideration payable in future periods	(40.6)	(210.4)
Purchase consideration paid in cash	273.1	156.9
Cash and cash equivalents in acquired companies and businesses	(6.0)	(6.1)
Cash outflow on current period acquisitions	267.1	150.8
Deferred consideration paid	196.0	43.9
Cash outflow on current and past acquisitions	463.1	194.7

From the dates of acquisition to 31 December 2021, these acquisitions contributed £49.9m to revenue and £7.0m to operating profit.

If the acquisitions had occurred on 1 January 2021 the estimated revenue and operating profit of the Group would have amounted to £3,031.4m and £356.8m respectively.

19.	Related party transactions

The Group participates in a number of joint ventures where it has control and therefore it consolidates these as subsidiaries in its Consolidated Financial Statements. All transactions between these entities and the Group were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation.

Nippon Calmic Ltd (49%) was an associate during 2020 and 2021. Boecker Public Safety Services – Qatar W.L.L. (24.5%) and Boecker Public Health Services (30%) became associate entities on 3 August 2021. There are no significant transactions between associate entities and other Group companies.

20.	Events occurring after the balance sheet date

On 24 February 2022 the buy-out of the Rentokil Initial 2015 Pension Scheme completed when the insurance policy with PIC was transferred to the individual members of the scheme. Accordingly both the Scheme’s assets and liabilities have been reduced by the policy value (£1,238.6m).

There were no other significant post balance sheet events affecting the Group since 31 December 2021.

21.	Alternative performance measures

Definitions and reconciliation of non-GAAP measures to GAAP measures

The Group uses a number of measures to present the financial performance of the business which are not GAAP measures as defined under IFRS. Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. The Group’s internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable GAAP measures.

Constant exchange rates (CER)

Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at CER. CER is calculated by translating current-year reported numbers at the full- year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period. The major exchange rates used are £/$ FY 2021 1.3739 (FY 2020 1.2951) and £/€ FY 2021 1.1617 (FY 2020 1.1315). Comparisons are with the year ended 31 December 2020 unless otherwise stated.

Ongoing Revenue and Ongoing Operating Profit

Ongoing Revenue and Ongoing Operating Profit represent the performance of the continuing operations of the Group (including acquisitions) after removing the effect of disposed or closed businesses. Ongoing Operating Profit is an adjusted measure and is presented before amortisation and impairment of intangible assets (excluding computer software), one-off items and net profit on disposal of businesses (see below).

Ongoing measures enable the users of the accounts to focus on the performance of the businesses retained by the Group and that will therefore contribute to future performance. Ongoing Revenue and Ongoing Operating Profit are presented at CER unless otherwise stated. A reconciliation of Ongoing Revenue and Ongoing Operating Profit measures to the equivalent GAAP measure is provided in the table below and in the segmental analysis in Note 2.

Adjusted profit and earnings per share measures

Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:

●	Amortisation and impairment of intangible assets (excluding computer software);
●	One-off items (operating and associates); and
●	Net interest adjustments.

Intangible assets (excluding computer software) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories.

One-off items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes.

Other non-cash gains and losses that can cause material fluctuations and distort understanding of the performance of the business are net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year on year comparability.

Adjusted earnings per share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue. Note 6 shows the adjustments made in arriving at adjusted profit from continuing operations attributable to equity holders of the Company.

A reconciliation of non-GAAP measures to the comparable GAAP equivalents is provided below at both AER and CER:

	2021 AER £m	2021 CER £m	2020 £m	% change
				AER	CER
Ongoing Revenue	2,953.9	3,063.5	2,789.4	5.9	9.8
Revenue – disposed and closed businesses[1]	2.7	2.7	13.9	(80.4)	(80.4)
Revenue	2,956.6	3,066.2	2,803.3	5.5	9.4
Ongoing Operating Profit	441.5	458.7	383.8	15.0	19.5
Operating Profit – disposed and closed businesses	–	–	0.2	(109.6)	(110.1)
Adjusted Operating Profit	441.5	458.7	384.0	15.0	19.5
One-off items	(20.7)	(21.3)	(7.7)	(170.2)	(177.6)
Amortisation and impairment of intangible assets[2]	(74.3)	(77.3)	(82.5)	9.9	6.4
Operating profit	346.5	360.1	293.8	17.9	22.6
Share of profit from associates (net of tax)	8.1	8.9	8.3	(1.7)	7.5
Net interest payable (excluding pensions/IFRS 16)	(33.1)	(34.0)	(37.1)	10.6	8.4
Net interest adjustments	3.6	3.7	(35.2)	110.2	110.5
Profit before tax	325.1	338.7	229.8	41.5	47.5
Net interest adjustments	(3.6)	(3.7)	35.2	(110.2)	(110.5)
One-off items	20.7	21.3	7.7	170.2	177.6
Amortisation and impairment of intangible assets[2]	74.3	77.3	82.5	(9.9)	(6.4)
Adjusted profit before tax	416.5	433.6	355.2	17.3	22.1
Basic earnings per share	14.16p	14.77p	10.03p	41.2	47.2
Basic adjusted earnings per share	18.07p	18.81p	15.37p	17.6	22.4

1. Includes revenue of £2.7m (2020: £7.1m) from product sales by the Group to CWS-boco International GmbH.

2. Excluding computer software.

Regional Analysis

	Ongoing Revenue				Ongoing Operating Profit
	2021		Change from FY 2020		2021	Change from FY 2020
	AER	CER	AER	CER	AER	CER	AER	CER
	£m	£m	%	%	£m	£m	%	%
France	306.4	314.6	1.1	3.8	37.3	38.3	10.9	13.9
Benelux	95.9	98.5	(0.7)	1.9	29.3	30.1	5.1	7.9
Germany	113.9	116.9	(5.6)	(3.1)	36.6	37.6	(13.1)	(10.8)
Southern Europe	148.9	152.8	4.1	6.9	30.0	30.8	37.5	41.2
Latin America	63.1	66.4	9.3	15.0	7.0	7.2	27.4	30.9
Total Europe	728.2	749.2	1.0	3.9	140.2	144.0	7.1	9.9
UK & Ireland	313.4	314.0	10.6	10.9	83.1	83.3	73.1	73.3
Rest of World	169.7	174.0	7.9	10.6	36.9	37.9	9.2	12.5
UK & Rest of World	483.1	488.0	9.7	10.8	120.0	121.2	46.7	48.2
Asia	242.5	254.0	0.2	5.0	25.5	26.8	(5.1)	(0.1)
North America	1,299.1	1,375.0	7.9	14.2	217.6	230.2	2.7	8.7
Pacific	196.5	192.8	10.7	8.7	38.7	38.0	12.0	9.9
Central and regional overheads	4.5	4.5	4.5	4.6	(90.8)	(91.3)	(2.0)	(2.5)
Restructuring costs	–	–	–	–	(9.7)	(10.2)	26.7	22.4
Ongoing operations	2,953.9	3,063.5	5.9	9.8	441.5	458.7	15.0	19.5
Disposed businesses	2.7	2.7	(80.4)	(80.4)	–	–	(109.6)	(110.1)
Continuing operations	2,956.6	3,066.2	5.5	9.4	441.5	458.7	15.0	19.5

Category Analysis

	Ongoing Revenue				Ongoing Operating Profit
	2021		Change from FY 2020		2021	Change from FY 2020
	AER	CER	AER	CER	AER	CER	AER	CER
	£m	£m	%	%	£m	£m	%	%
Pest Control	1,933.4	2,020.0	13.5	18.6	361.1	375.8	28.2	33.4
– Growth	1,681.1	1,754.4	14.2	19.2	330.7	343.7	28.4	33.5
– Emerging	252.3	265.6	8.8	14.5	30.4	32.1	25.7	32.4
Hygiene	660.1	673.4	(10.2)	(8.4)	138.7	141.2	(19.7)	(18.3)
– Core Hygiene	547.5	555.6	6.6	8.2
– Disinfection	112.6	117.8	(49.1)	(46.8)
Protect & Enhance	355.9	365.6	2.8	5.6	42.2	43.2	33.6	36.8
Central and regional overheads	4.5	4.5	4.5	4.6	(90.8)	(91.3)	(2.0)	(2.5)
Restructuring costs	–	–	–	–	(9.7)	(10.2)	26.7	22.4
Ongoing operations	2,953.9	3,063.5	5.9	9.8	441.5	458.7	15.0	19.5
Disposed businesses	2.7	2.7	(80.4)	(80.4)	–	–	(109.6)	(110.1)
Continuing operations	2,956.6	3,066.2	5.5	9.4	441.5	458.7	15.0	19.5

Operating Margin

Operating Margin is calculated by dividing Ongoing Operating Profit by Ongoing Revenue, expressed as a percentage. Net operating margin by region and category is shown in the tables below (on a trailing 12 month basis):

	2021%	2020%	Variance % points
France	12.2	11.1	1.1
Benelux	30.5	28.8	1.7
Germany	32.2	35.0	(2.8)
Southern Europe	20.2	15.3	4.9
Latin America	10.8	9.5	1.3
Total Europe	19.2	18.2	1.0
UK & Ireland	26.5	17.0	9.5
Rest of World	21.8	21.5	0.3
UK & Rest of World	24.8	18.6	6.2
Asia	10.6	11.1	(0.5)
North America	16.7	17.6	(0.9)
Pacific	19.7	19.5	0.2
Ongoing operations[1]	15.0	13.8	1.2
Disposed businesses	(0.7)	1.3	(2.0)
Continuing operations[1]	15.0	13.7	1.3

	2021%	2020%	Variance % points
Pest Control	18.6	16.5	2.1
– Growth	19.6	17.5	2.1
– Emerging	12.1	10.4	1.7
Hygiene	21.0	23.5	(2.5)
Protect & Enhance	11.8	9.1	2.7
Ongoing operations[1]	15.0	13.8	1.2
Disposed businesses	(0.7)	1.3	(2.0)
Continuing operations[1]	15.0	13.7	1.3

1. Operating Margin for ongoing operations and continuing operations is calculated after central and regional overheads and restructuring costs.

Free Cash Flow

The Group aims to generate sustainable cash flow (Free Cash Flow) in order to support its acquisition programme and to fund dividend payments to shareholders. Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. A reconciliation of Free Cash Flow from Net Cash from Operating Activities is provided in the table below:

	2021 AER	2020 AER
	£m	£m
Net cash from operating activities	563.2	523.4
Purchase of property, plant, equipment and intangible fixed assets	(159.9)	(152.5)
Capital element of lease payments and initial direct costs incurred	(88.1)	(82.8)
Proceeds from sale of property, plant, equipment and software	7.4	6.3
Dividends received from associates	3.9	11.7
Free Cash Flow	326.5	306.1

Free Cash Flow Conversion

Free Cash Flow Conversion is calculated by dividing Adjusted Profit from continuing operations attributable to equity holders of the Company (further adjusted for any post tax profits and one-offs from the CWS-boco International GmbH associate) by Adjusted Free Cash Flow, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for one-off items – operating and product development additions.

	2021 AER	2020 AER
	£m	£m
Adjusted profit after tax from continuing operations attributable to equity holders of the Company	335.6	284.9
Free Cash Flow from continuing operations	326.5	306.1
One-off items[1]	27.1	6.7
Product development additions	6.4	5.7
	360.0	318.5
Free Cash Flow Conversion	107.3%	111.8%

1. A breakdown of one-off items -operating can be seen in Note 1.

Effective Tax Rate

Effective Tax Rate is calculated by dividing adjusted income tax expense by adjusted profit before income tax, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the Group’s adjusted profit before tax from continuing operations.

	2021 AER £m	2021 CER £m	2020 £m
Unadjusted income tax expense	61.9	64.4	43.5
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	18.2	18.9	17.5
One-off items	1.7	1.8	2.4
Net interest adjustments	(1.0)	(1.0)	6.5
Adjusted income tax expense (a)	80.8	84.1	69.9
Adjusted profit before income tax (b)	416.5	433.6	355.2
Adjusted Effective Tax Rate (a/b)	19.4%	19.4%	19.7%

22.	Legal statements

The financial information for the year ended 31 December 2021 contained in this preliminary announcement has been approved by the Board and authorised for release on 3 March 2022.

The financial information in this statement does not constitute the Company’s statutory accounts for the years ended 31 December 2021 or 2020. The financial information for 2020 and 2021 is derived from the statutory accounts for 2020 (which have been delivered to the registrar of companies) and 2021 (which will be delivered to the registrar of companies following the AGM in May 2022). The auditors have reported on the 2020 and 2021 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The statutory accounts for 2021 are prepared in accordance with UK-adopted International Accounting Standards. The accounting policies (that comply with IFRS) used by Rentokil Initial plc (“the Group”) are consistent with those set out in the 2020 Annual Report. A full list of policies will be presented in the 2021 Annual Report. For details of new policies applicable to the Group in 2021 and their impact please refer to Note 1.

23.	2021 Annual Report

Copies of the 2021 Annual Report will be sent to shareholders who have elected to receive hard copies on 30 March 2022 and will also be available from the Company’s registered office by contacting the Company Secretariat (secretariat@rentokil-initial.com) and at www.rentokil-initial.com in PDF format.

24.	Financial calendar

The Company's Annual General Meeting will be held at, and be broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY at 3.00pm on 11 May 2022. Shareholders should refer to the Notice of Meeting and the Company's website at www.rentokil-initial.com/agm for further information on the AGM, including arrangements for attending in person.

25.	Responsibility statements

The Directors consider that the Annual Report, which includes the Financial Statements, complies with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority in respect of the requirement to produce an annual financial report.

Each of the Directors, whose names and functions are set out in the 2021 Annual Report, confirms that, to the best of their knowledge:

●	the Group Financial Statements, which have been prepared in accordance with UK-adopted International Accounting Standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group;
●	the Company’s Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and
●	the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By Order of the Board

Andy Ransom

Chief Executive

3 March 2022

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/ prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/ PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors. terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre. richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/ responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/ prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.